All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document, including adjusted funds from operations, free funds flow, normalized free funds flow, net debt and adjusted operating earnings are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the advisory section of this document.

Fourth Quarter Highlights

●	Generated $3.2 billion in adjusted funds from operations and $1.7 billion in free funds flow.
●	Returned approximately $1.5 billion to shareholders, with $775 million in share repurchases and $719 million in dividends.
●	Record quarterly upstream production of 909,000 barrels per day (bbls/d), 34,000 bbls/d higher than the prior year quarter.
●	Record quarterly refining throughput of 504,000 bbls/d, 18,000 bbls/d higher than the prior year quarter.
●	Record quarterly asset utilization levels, with upgraders at 106% and refineries at 108%.

“Suncor’s record fourth quarter contributed to another record-breaking year, which also saw the company achieve its 2024 Investor Day targets a full year early, demonstrating our focus on best-ever safety results, best-in-class execution and operational excellence,” said Rich Kruger, President and Chief Executive Officer. “As we look ahead to 2026, Suncor is poised to build on this momentum and deliver superior shareholder value and resilient cash flows, powered by one of the industry’s most integrated and high-performing asset portfolios.”

Annual 2025 Highlights

●	Generated $12.8 billion in adjusted funds from operations and $6.9 billion in free funds flow.
●	Returned approximately $5.8 billion to shareholders, with $3.0 billion in share repurchases and $2.8 billion in dividends.
●	Record upstream production of 860,000 bbls/d, 33,000 bbls/d higher than 2024, included record upgrader utilization of 99%.
●	Record refining throughput of 480,000 bbls/d, 15,000 bbls/d higher than 2024, included record refinery utilization of 103%.
●	Record refined product sales of 623,000 bbls/d, 23,000 bbls/d higher than 2024.
●	Suncor achieved its ambitious 2024 Investor Day three-year targets a full year ahead of schedule. These targets included:
o	Increase in normalized free funds flow of $3.3 billion per year.
o	Reduction in corporate WTI breakeven of US$10 per barrel.
o	Increase in upstream production of 100,000 bbls/day.
o	Reduce annual capital expenditures to $5.7 billion.
o	Achieved net debt target of $8 billion, with 100% of excess funds to shareholders thereafter.

Fourth Quarter Results

Financial Highlights	Q4	Q3	Q4
($ millions, unless otherwise noted)	2025	2025	2024
Net earnings	1 476	1 619	818
Per common share(1) (dollars)	1.23	1.34	0.65
Adjusted operating earnings(2)	1 325	1 794	1 566
Per common share(1)(2) (dollars)	1.10	1.48	1.25
Adjusted funds from operations(2)	3 218	3 831	3 493
Per common share(1)(2) (dollars)	2.68	3.16	2.78
Cash flow provided by operating activities	3 921	3 785	5 083
Per common share(1) (dollars)	3.27	3.13	4.05
Capital expenditures(3)	1 483	1 439	1 498
Free funds flow(2)	1 699	2 347	1 923
Dividend per common share(1) (dollars)	0.60	0.57	0.57
Share repurchases per common share(4) (dollars)	0.65	0.62	0.64
Returns to shareholders(5)	1 494	1 438	1 713
Operating, selling and general expenses	3 518	3 270	3 411
Net debt(2)	6 337	7 147	6 861

	Q4	Q3	Q4
Operating Highlights	2025	2025	2024
Total upstream production (mbbls/d)	909.0	870.0	875.0
Refinery utilization (%)	108	106	104

(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.

2   2025 Fourth Quarter Suncor Energy Inc.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q4	Q3	Q4
($ millions)	2025	2025	2024
Net earnings	1 476	1 619	818
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(114)	186	514
Unrealized loss (gain) on risk management activities	7	5	(16)
(Provision reversal) and write-down of equity investment	(66)	—	212
Loss on early repayment of long-term debt	—	—	144
Income tax expense (recovery) on adjusted operating earnings adjustments	22	(16)	(106)
Adjusted operating earnings(1)	1 325	1 794	1 566

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on the adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.
●	Suncor’s adjusted operating earnings were $1.325 billion ($1.10 per common share) in the fourth quarter of 2025, compared to $1.566 billion ($1.25 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations net of decreased royalties, and a foreign exchange loss on working capital items compared to a gain in the prior year quarter, partially offset by increased refinery margins and increased upstream production, downstream throughput and sales volumes.
●	Net earnings were $1.476 billion ($1.23 per common share) in the fourth quarter of 2025, compared to $818 million ($0.65 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the fourth quarter of 2025 and the prior year quarter were impacted by the items shown in the table above.
●	Adjusted funds from operations were $3.218 billion ($2.68 per common share) in the fourth quarter of 2025, compared to $3.493 billion ($2.78 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.
●	Cash flow provided by operating activities, which includes changes in non-cash working capital, were $3.921 billion ($3.27 per common share) in the fourth quarter of 2025, compared to $5.083 billion ($4.05 per common share) in the prior year quarter.
●	Operating, selling and general (OS&G) expenses were $3.518 billion in the fourth quarter of 2025, compared to $3.411 billion in the prior year quarter, with the increase primarily due to higher commodity input costs. Operations, selling and corporate costs remained relatively flat despite higher production and sales volumes in both upstream and downstream.

2025 Fourth Quarter Suncor Energy Inc. 3

Operating Results

	Q4	Q3	Q4
(mbbls/d, unless otherwise noted)	2025	2025	2024
Upstream
Total Oil Sands bitumen production	992.7	958.3	951.5
SCO and diesel production	586.8	571.2	572.5
Inter-asset transfers and consumption	(29.8)	(27.1)	(28.9)
Upgraded production – net SCO and diesel	557.0	544.1	543.6
Bitumen production	343.5	334.6	342.6
Inter-asset transfers	(55.1)	(66.5)	(68.7)
Non-upgraded bitumen production	288.4	268.1	273.9
Total Oil Sands production	845.4	812.2	817.5
Exploration and Production	63.6	57.8	57.5
Total upstream production	909.0	870.0	875.0
Upstream sales	905.5	887.2	865.4

Downstream
Refinery utilization (%)	108	106	104
Refinery crude oil processed	504.2	491.7	486.2
Refined product sales	640.4	646.8	613.3

●	Total Oil Sands bitumen production increased to a quarterly record of 992,700 bbls/d, compared to 951,500 bbls/d in the prior year quarter, primarily due to strong mining performance, and included record fourth quarter production at Fort Hills, which achieved 90% of nameplate capacity in 2025 delivering on the three-year mine improvement plan.
●	The company’s net synthetic crude oil (SCO) production increased to a quarterly record of 557,000 bbls/d, compared to 543,600 bbls/d in the prior year quarter, as the company’s production mix benefited from increased upgrader availability due to decreased planned maintenance activities in the current quarter and continued strong upgrader reliability.
●	Non-upgraded bitumen production increased to 288,400 bbls/d in the fourth quarter of 2025, compared to 273,900 bbls/d in the prior year quarter, primarily due to record bitumen production, partially offset by increased upgrader availability.
●	Exploration and Production (E&P) production increased to 63,600 bbls/d in the fourth quarter of 2025, compared to 57,500 bbls/d in the prior year quarter, and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.
●	Refining throughput increased to a quarterly record of 504,200 bbls/d with refinery utilization of 108%, compared to 486,200 bbls/d and 104%, respectively in the prior year quarter. The increase was primarily due to continued strong operating performance through the current quarter, which saw all four refineries exceed 100% utilization.
●	Refined product sales increased to a fourth quarter record of 640,400 bbls/d, compared to 613,300 bbls/d in the prior year quarter, primarily due to higher refinery production and continued investment in retail growth, as well as leveraging strategic partnerships.

4   2025 Fourth Quarter Suncor Energy Inc.

Corporate and Strategy Updates

●	Share repurchases increased by 10% per month. In 2026, it is expected that 100% of excess funds will continue to be returned to shareholders highlighted by a 10% increase in share repurchases to $275 million per month from $250 million per month as of December 2025, projecting $3.3 billion of share repurchases for 2026.
●	Quarterly dividend increased. Suncor increased its quarterly dividend by approximately 5% to $0.60 per common share.

Corporate Guidance Updates

There have been no changes to the 2026 corporate guidance ranges previously released on December 11, 2025.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

Normal Course Issuer Bid (NCIB)

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	50 475

Suncor’s current NCIB will terminate on March 2, 2026. The company intends to renew the NCIB program subsequent to the expiration of its current NCIB.

Between March 3, 2025 and January 30, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 50,474,677 common shares on the open market, representing the equivalent of 4.1% of its common shares as at February 18, 2025, for $2.8 billion, at a weighted average price of $55.46 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Governance Update

Jennifer Kneale was appointed to Suncor’s Board of Directors on February 3, 2026 and is a member of both the audit committee and the environment, health, safety and sustainable development committee. She is currently the President of Targa Resources Corp., an integrated midstream company headquartered in Houston, Texas. Prior to joining Targa, Ms. Kneale spent more than 10 years in the financial services industry, primarily in roles in private equity, asset management and investment banking.

2025 Fourth Quarter Suncor Energy Inc. 5

Fourth Quarter Discussion

February 3, 2026

Suncor Energy Inc. (Suncor or the company) is Canada’s leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 26, 2025 (the 2024 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedarplus.ca, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document and is not incorporated into this document by reference.

References to “we”, “our”, “Suncor”, “Suncor Energy” or “the company” means Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless otherwise specified or the context otherwise requires.

Basis of Presentation

Unless otherwise noted, all financial information is derived from the company’s condensed Consolidated Financial Statements, which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.

References to Oil Sands operations exclude Suncor’s ownership of Fort Hills and interest in Syncrude.

Common Abbreviations

For a list of the abbreviations that may be used in this document, please refer to the Common Abbreviations section of this document.

6 2025 Fourth Quarter Suncor Energy Inc.

1. Fourth Quarter Highlights

●	Financial results. Adjusted funds from operations(1) were $3.218 billion ($2.68 per common share), compared to $3.493 billion ($2.78 per common share) in the prior year quarter. Adjusted operating earnings(1) were $1.325 billion ($1.10 per common share), compared to $1.566 billion ($1.25 per common share) in the prior year quarter.
●	Consistent value returned to shareholders. Suncor returned nearly $1.5 billion of value to shareholders, with $775 million in share repurchases and $719 million in dividends. In 2025, the company repurchased approximately 55.3 million of Suncor’s common shares for $3.0 billion, at an average price of $54.68 per common share, or the equivalent of 4.45% of its common shares outstanding as at December 31, 2024.
●	Share repurchases increased by 10% per month. In 2026, it is expected that 100% of excess funds will continue to be returned to shareholders highlighted by a 10% increase in share repurchases to $275 million per month from $250 million per month as of December 2025, projecting $3.3 billion of share repurchases for 2026.
●	Quarterly dividend increased. Suncor increased its quarterly dividend by approximately 5% to $0.60 per common share.
●	Record quarterly upstream production. Upstream production was a quarterly record of 909,000 bbls/d, 34,000 bbls higher than the prior year quarter, and featured multiple quarterly records including record bitumen production of 992,700 bbls/d, record net SCO production of 557,000 bbls/d and record upgrader utilization of 109% at Syncrude.
●	Record quarterly refining throughput. Refining throughput was a quarterly record of 504,200 bbls/d, 18,000 bbls/d higher than the prior year quarter with refinery utilization of 108% and all four refineries exceeding 100% utilization.
●	2024 Investor Day targets achieved one year early. Suncor achieved its ambitious 2024 Investor Day three-year targets a full year ahead of schedule. These targets included:
o	Increase in normalized free funds flow(1) of $3.3 billion per year.
o	Reduction in corporate WTI breakeven of US$10 per barrel.
o	Increase in upstream production of 100,000 bbls/day.
o	Reduce annual capital expenditures to $5.7 billion.
o	Achieved net debt(1) target of $8 billion, with 100% of excess funds to shareholders thereafter.

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2025 Fourth Quarter Suncor Energy Inc. 7

Fourth Quarter Discussion

2. Consolidated Financial and Operating Information

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Earnings (loss) before income taxes
Oil Sands	1 120	1 625	5 277	6 607
Exploration and Production	61	125	526	867
Refining and Marketing	895	410	2 822	2 596
Corporate and Eliminations	(69)	(1 070)	(677)	(1 883)
Income tax expense	(531)	(272)	(2 030)	(2 171)
Net earnings	1 476	818	5 918	6 016
Adjusted operating earnings (loss)(1)
Oil Sands	1 129	1 609	5 302	6 505
Exploration and Production	61	125	526	867
Refining and Marketing	893	410	2 858	2 600
Corporate and Eliminations	(249)	(200)	(1 051)	(813)
Income tax expense included in adjusted operating earnings	(509)	(378)	(2 014)	(2 275)
Total	1 325	1 566	5 621	6 884
Adjusted funds from (used in) operations(1)
Oil Sands	2 406	3 126	10 515	11 842
Exploration and Production	214	274	1 195	1 610
Refining and Marketing	1 174	638	3 907	3 538
Corporate and Eliminations	(108)	(131)	(894)	(679)
Current income tax expense	(468)	(414)	(1 940)	(2 465)
Total	3 218	3 493	12 783	13 846
Change in non-cash working capital	703	1 590	(2)	2 114
Cash flow provided by operating activities	3 921	5 083	12 781	15 960
Capital expenditures(2)
Asset sustainment and maintenance	815	700	3 162	3 185
Economic investment	668	798	2 496	2 981
Total	1 483	1 498	5 658	6 166
Free funds flow(1)	1 699	1 923	6 927	7 363

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(2)	Excludes capitalized interest of $36 million and $198 million in the fourth quarter and twelve months ended December 31, 2025, compared to $72 million and $317 million in the fourth quarter and twelve months ended December 31, 2024.

8 2025 Fourth Quarter Suncor Energy Inc.

Operating Highlights

	Three months ended December 31		Twelve months ended December 31
(mbbls/d, unless otherwise noted)	2025	2024	2025	2024
Upstream
Production volumes
Oil Sands – Upgraded – net SCO and diesel	557.0	543.6	519.1	516.1
Oil Sands – Non-upgraded bitumen	288.4	273.9	280.3	257.7
Total Oil Sands production volumes	845.4	817.5	799.4	773.8
Exploration and Production	63.6	57.5	60.8	53.8
Total upstream production	909.0	875.0	860.2	827.6
Upstream sales	905.5	865.4	858.8	830.2
Downstream
Refinery utilization (%)	108	104	103	100
Refinery crude oil processed	504.2	486.2	480.3	465.0
Refined product sales	640.4	613.3	623.3	600.4

Financial Results

Net Earnings and Adjusted Operating Earnings

Adjusted Operating Earnings Reconciliation(1)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Net earnings	1 476	818	5 918	6 016
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(114)	514	(403)	714
Unrealized loss (gain) on risk management activities	7	(16)	20	(98)
(Provision reversal) and write-down of equity investment(2)	(66)	212	70	212
Loss on early repayment of long-term debt	—	144	—	144
Income tax expense (recovery) on adjusted operating earnings adjustments	22	(106)	16	(104)
Adjusted operating earnings(1)	1 325	1 566	5 621	6 884

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax expense (recovery) on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(2)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million in the Corporate and Eliminations segment and $41 million in the Refining and Marketing (R&M) segment.

Suncor’s consolidated net earnings for the fourth quarter of 2025 were $1.476 billion, compared to $818 million in the prior year quarter. Net earnings were primarily influenced by the same factors that impacted adjusted operating earnings discussed below.

Other items affecting net earnings over these periods included:

●	An unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $114 million recorded in financing expenses in the Corporate and Eliminations segment in the fourth quarter of 2025, compared to a loss of $514 million in the fourth quarter of 2024.
●	An unrealized loss on risk management activities of $7 million recorded in other income in the fourth quarter of 2025, compared to an unrealized gain of $16 million in the fourth quarter of 2024.
●	During the fourth quarter of 2025, the company reversed a provision related to an equity investment of $66 million in the Corporate and Eliminations segment, compared to a write-down of an equity investment of $212 million in the Corporate and Eliminations segment in the fourth quarter of 2024.
●	During the fourth quarter of 2024, the company recorded a loss on extinguishment of long-term debt of $144 million in the Corporate and Eliminations segment as a result of the early repayment of certain series of its outstanding notes.
●	An income tax expense related to the items noted above of $22 million in the fourth quarter of 2025, compared to a recovery of $106 million in the fourth quarter of 2024.

2025 Fourth Quarter Suncor Energy Inc. 9

Fourth Quarter Discussion

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)

(1)	For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this document.

Suncor’s adjusted operating earnings were $1.325 billion ($1.10 per common share) in the fourth quarter of 2025, compared to $1.566 billion ($1.25 per common share) in the prior year quarter, with the decrease primarily due to lower upstream price realizations net of decreased royalties, and a foreign exchange loss on working capital items compared to a gain in the prior year quarter, partially offset by increased refinery margins and increased upstream production, downstream throughput and sales volumes.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities

Adjusted funds from operations were $3.218 billion ($2.68 per common share) in the fourth quarter of 2025, compared to $3.493 billion ($2.78 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings discussed above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.921 billion ($3.27 per common share) in the fourth quarter of 2025, compared to $5.083 billion ($4.05 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a smaller source of cash associated with the company’s working capital balances in the fourth quarter of 2025, compared to the prior year quarter. Working capital is subject to fluctuations based on commodity prices, the timing of transactions and seasonal factors. The source of cash in the fourth quarter of 2025 was primarily due to an increase in accounts payable and accrued liabilities and the timing of tax installment payments.

Operating, Selling and General Expenses

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Operations, selling and corporate costs	2 886	2 866	10 955	10 971
Commodities	507	398	1 820	1 578
Share-based compensation(1)	125	147	473	510
Total operating, selling and general (OS&G) expenses	3 518	3 411	13 248	13 059

(1)	In the fourth quarter of 2025, share-based compensation expense of $125 million included $57 million in the Oil Sands segment, $2 million in the E&P segment, $22 million in the R&M segment and $44 million in the Corporate and Eliminations segment. In the fourth quarter of 2024, share-based compensation expense of $147 million included $54 million in the Oil Sands segment, $4 million in the E&P segment, $23 million in the R&M segment and $66 million in the Corporate and Eliminations segment.

OS&G expenses were $3.518 billion in the fourth quarter of 2025, compared to $3.411 billion in the prior year quarter, with the increase primarily due to higher commodity input costs. Operations, selling and corporate costs remained relatively flat despite higher production and sales volumes in both upstream and downstream. The company’s exposure to commodity costs is partially mitigated by revenue from power sales that are recorded in operating revenues.

10 2025 Fourth Quarter Suncor Energy Inc.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations. For additional details, see the Financial Information section of Suncor’s Management’s Discussion and Analysis for the year ended December 31, 2024 dated February 26, 2025 (the 2024 annual MD&A).

		Average for the three months ended December 31		Average for the twelve months ended December 31
		2025	2024	2025	2024
WTI crude oil at Cushing	US$/bbl	59.15	70.30	64.75	75.70
Dated Brent crude	US$/bbl	63.70	74.70	69.05	80.75
Dated Brent/Maya crude oil FOB price differential	US$/bbl	9.70	11.85	9.90	12.95
MSW at Edmonton	Cdn$/bbl	76.55	94.95	85.60	97.60
WCS at Hardisty	US$/bbl	47.95	57.75	53.65	61.00
WCS-WTI heavy/light differential	US$/bbl	(11.20)	(12.55)	(11.10)	(14.70)
SYN-WTI (differential) premium	US$/bbl	(1.30)	0.85	(0.30)	(0.60)
Condensate at Edmonton	US$/bbl	57.00	70.65	63.35	72.95
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	1.45	1.60	1.35
Alberta Power Pool Price	Cdn$/MWh	43.00	51.50	43.65	62.80
New York Harbor 2-1-1 crack(1)	US$/bbl	29.90	18.80	26.75	22.90
Chicago 2-1-1 crack(1)	US$/bbl	21.50	13.85	21.15	17.95
Portland 2-1-1 crack(1)	US$/bbl	31.75	20.95	33.60	24.35
Gulf Coast 2-1-1 crack(1)	US$/bbl	27.15	17.00	24.60	21.45
U.S. Renewable Volume Obligation	US$/bbl	6.10	4.05	5.85	3.75
Suncor custom 5-2-2-1 index(2)	US$/bbl	32.00	24.25	29.45	28.20
Exchange rate (average)	US$/Cdn$	0.72	0.71	0.72	0.73
Exchange rate (end of period)	US$/Cdn$	0.72	0.69	0.72	0.69

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the 5-2-2-1 index is calculated, see Suncor’s 2024 annual MD&A.

2025 Fourth Quarter Suncor Energy Inc. 11

Fourth Quarter Discussion

3. Segment Results and Analysis

Oil Sands

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Operating revenues	6 693	7 661	27 324	29 260
Less: Royalties	(620)	(939)	(2 911)	(3 645)
Operating revenues, net of royalties	6 073	6 722	24 413	25 615
Earnings before income taxes	1 120	1 625	5 277	6 607
Adjusted for:
Unrealized loss (gain) on risk management activities	9	(16)	25	(102)
Adjusted operating earnings(1)	1 129	1 609	5 302	6 505
Adjusted funds from operations(1)	2 406	3 126	10 515	11 842
Free funds flow(1)	1 393	2 185	6 646	7 502

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands segment adjusted operating earnings were $1.129 billion in the fourth quarter of 2025, compared to $1.609 billion in the prior year quarter, with the decrease primarily due to lower crude oil price realizations as a result of lower benchmark pricing, net of decreased royalties, partially offset by increased sales volumes.

12 2025 Fourth Quarter Suncor Energy Inc.

Production Volumes

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2025	2024	2025	2024
Oil Sands bitumen
Upgrader bitumen throughput	704.3	677.6	657.2	649.3
Non-upgraded bitumen production	288.4	273.9	280.3	257.7
Total Oil Sands bitumen production	992.7	951.5	937.5	907.0
Upgraded – net SCO and diesel
Oil Sands operations(1)(2)	361.9	357.6	343.7	345.8
Syncrude(1)(2)	224.9	214.9	204.8	198.4
Inter-asset transfers and consumption(3)(4)	(29.8)	(28.9)	(29.4)	(28.1)
Upgraded – net SCO and diesel production	557.0	543.6	519.1	516.1
Non-upgraded bitumen
Oil Sands operations	165.2	180.9	160.9	141.8
Fort Hills	178.2	161.7	175.4	168.0
Syncrude	0.1	—	2.3	1.1
Inter-asset transfers(5)	(55.1)	(68.7)	(58.3)	(53.2)
Non-upgraded bitumen production	288.4	273.9	280.3	257.7
Oil Sands production volumes to market
Upgraded – net SCO and diesel	557.0	543.6	519.1	516.1
Non-upgraded bitumen	288.4	273.9	280.3	257.7
Total Oil Sands production volumes	845.4	817.5	799.4	773.8

(1)	Oil Sands Base upgrader yields are approximately 80% of bitumen throughput and Syncrude upgrader yield is approximately 85% of bitumen throughput.
(2)	Upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed products and inter-asset transfers.
(3)	Both Oil Sands operations and Syncrude produce diesel and other products, which are internally consumed in operations. In the fourth quarter of 2025, Oil Sands operations produced 17,000 bbls/d of internally consumed products, of which 8,500 bbls/d was consumed at Oil Sands operations, 7,000 bbls/d was consumed at Fort Hills and 1,500 bbls/d was consumed at Syncrude. Syncrude produced 3,600 bbls/d of internally consumed products.
(4)	In the fourth quarter of 2025, upgraded inter-asset transfers consisted of 9,200 bbls/d of sour SCO that was transferred from Oil Sands operations to Syncrude.
(5)	In the fourth quarter of 2025, non-upgraded inter-asset transfers consisted of 46,500 bbls/d of bitumen that was transferred from Fort Hills to Oil Sands Base, 8,500 bbls/d of bitumen that was transferred from Firebag to Syncrude and 100 bbls/d of bitumen that was transferred from Syncrude to Oil Sands operations.

Total Oil Sands bitumen production increased to a quarterly record of 992,700 bbls/d, compared to 951,500 bbls/d in the prior year quarter, primarily due to strong mining performance, and included record fourth quarter production at Fort Hills, which achieved 90% of nameplate capacity in 2025 delivering on the three-year mine improvement plan.

The company’s net SCO production increased to a quarterly record of 557,000 bbls/d, compared to 543,600 bbls/d in the prior year quarter, with record upgrader utilization of 109% at Syncrude and strong upgrader utilization of 103% at Oil Sands Base, compared to 105% and 102%, respectively, in the prior year quarter. The increase in net SCO production was primarily due to higher upgrader availability in the current period related to decreased planned maintenance activities in the current quarter and continued strong upgrader reliability.

Non-upgraded bitumen production increased to 288,400 bbls/d in the fourth quarter of 2025, compared to 273,900 bbls/d in the prior year quarter, primarily due to record bitumen production, partially offset by increased upgrader availability.

2025 Fourth Quarter Suncor Energy Inc. 13

Fourth Quarter Discussion

Sales Volumes

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2025	2024	2025	2024
Upgraded – net SCO and diesel	570.3	538.3	520.4	513.2
Non-upgraded bitumen	283.7	282.3	278.6	260.8
Total	854.0	820.6	799.0	774.0

SCO and diesel sales volumes increased to 570,300 bbls/d in the fourth quarter of 2025, compared to 538,300 bbls/d in the prior year quarter, primarily due to the increase in SCO production volumes and a draw of inventory in the fourth quarter of 2025, compared to a build of inventory in the prior year quarter.

Non-upgraded bitumen sales volumes of 283,700 bbls/d in the fourth quarter of 2025 were comparable to 282,300 bbls/d in the prior year quarter, as increased non-upgraded bitumen production volumes were mostly offset by a build of inventory in the fourth quarter of 2025 compared to a draw of inventory in the prior year quarter.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2025	2024	2025	2024
Upgraded – net SCO and diesel	80.27	95.28	87.79	97.91
Non-upgraded bitumen	51.96	69.24	62.02	72.65
Weighted average	70.86	86.32	78.80	89.41
Weighted average crude, relative to WTI	(11.64)	(12.02)	(11.67)	(14.28)

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Oil Sands price realizations decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to weaker crude oil benchmark prices and weaker SYN-WTI differentials, partially offset by narrower heavy crude oil differentials.

Royalties

Royalties for the Oil Sands segment decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to lower bitumen pricing.

Expenses and Other Factors

Total Oil Sands operating expenses increased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to higher commodity input costs and volumes, increased production and increased sales volumes.

Depreciation, depletion and amortization (DD&A) expense decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to decreased depreciation related to the company’s asset retirement obligation assets, partially offset by the commissioning of new assets and new leases entered into during the quarter.

Transportation costs decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to decreased exports to the U.S. Gulf Coast.

Financing expense and other, which includes other income, decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to an increase in other income.

14 2025 Fourth Quarter Suncor Energy Inc.

Cash Operating Costs

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2025	2024	2025	2024
Oil Sands OS&G(1)	2 548	2 445	9 625	9 428
Oil Sands operations cash operating costs reconciliation
Oil Sands operations OS&G	1 309	1 261	4 929	4 797
Non-production costs(3)	51	117	302	246
Excess power capacity and other(4)	(104)	(63)	(339)	(245)
Oil Sands operations cash operating costs(2)	1 256	1 315	4 892	4 798
Oil Sands operations production volumes (mbbls/d)	527.1	538.5	504.6	487.6
Oil Sands operations cash operating costs(2) ($/bbl)	25.90	26.55	26.55	26.90
Fort Hills cash operating costs reconciliation
Fort Hills OS&G	638	567	2 505	2 315
Non-production costs(3)	(112)	(51)	(360)	(267)
Excess power capacity(4)	(8)	(6)	(25)	(32)
Fort Hills cash operating costs(2)	518	510	2 120	2 016
Fort Hills production volumes (mbbls/d)	178.2	161.7	175.4	168.0
Fort Hills cash operating costs(2) ($/bbl)	31.60	34.25	33.10	32.80
Syncrude cash operating costs reconciliation
Syncrude OS&G	676	681	2 601	2 604
Non-production costs(3)	(28)	(28)	(43)	(22)
Excess power capacity(4)	(5)	(4)	(12)	(17)
Syncrude cash operating costs(2)	643	649	2 546	2 565
Syncrude production volumes (mbbls/d)	225.0	214.9	207.1	199.5
Syncrude cash operating costs(2) ($/bbl)	31.05	32.80	33.70	35.15

(1)	Oil Sands inventory changes and internal transfers are presented on an aggregate basis and reflect: i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. In the fourth quarter and twelve months ended December 31, 2025, Oil Sands OS&G included ($75) million and ($410) million, respectively, of inventory changes and internal transfers. In the fourth quarter and twelve months ended December 31, 2024, Oil Sands OS&G included ($64) million and ($288) million, respectively, of inventory changes and internal transfers.
(2)	Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(3)	Non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.
(4)	Represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) decreased to $25.90 in the fourth quarter of 2025, compared to $26.55 in the prior year quarter, primarily due to increased power sales volumes and a lower proportion of Fort Hills bitumen being directed to upgrading at Oil Sands Base, partially offset by higher natural gas volumes related to increased consumption at the new co-generation facility, higher natural gas prices and decreased production volumes.

Fort Hills cash operating costs per barrel(1) decreased to $31.60 in the fourth quarter of 2025, compared to $34.25 in the prior year quarter, primarily due to increased production volumes, partially offset by increased commodity input costs and increased mining activities.

Syncrude cash operating costs per barrel(1) decreased to $31.05 in the fourth quarter of 2025, compared to $32.80 in the prior year quarter, primarily due to increased production volumes and a lower proportion of Oil Sands Base sour SCO and Firebag bitumen being directed to upgrading at Syncrude, partially offset by increased commodity input costs.

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2025 Fourth Quarter Suncor Energy Inc. 15

Fourth Quarter Discussion

Planned Maintenance Update

The anticipated impact of these significant maintenance activities has been reflected in the company’s 2026 guidance.

●	Planned maintenance at Firebag is commencing in the first quarter of 2026.
●	Planned maintenance at the Oil Sands Base Plant is commencing in the first quarter of 2026.
●	Planned maintenance at the Oil Sands Base Mine is commencing in the first quarter of 2026, with completion expected in the second quarter of 2026.
●	Planned maintenance at the Syncrude Plant is commencing in the first quarter of 2026, with completion expected in the second quarter of 2026.
●	Planned maintenance at the Syncrude Mine is commencing in the first quarter of 2026.

16 2025 Fourth Quarter Suncor Energy Inc.

Exploration and Production

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Operating revenues(1)	450	642	2 509	2 798
Less: Royalties(1)	(71)	(187)	(558)	(547)
Operating revenues, net of royalties	379	455	1 951	2 251
Earnings before income taxes	61	125	526	867
Adjusted operating earnings(2)	61	125	526	867
Adjusted funds from operations(2)	214	274	1 195	1 610
Free funds flow(2)	37	19	398	703

(1)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. See the E&P price realizations table in the Non-GAAP and Other Financial Measures Advisory section of this document.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Adjusted operating earnings for the E&P segment in the fourth quarter of 2025 were $61 million, compared to $125 million in the prior year quarter, with the decrease primarily due to lower price realizations as a result of lower benchmark pricing, net of decreased royalties, partially offset by increased sales volumes.

Volumes

	Three months ended December 31		Twelve months ended December 31
(mbbls/d)	2025	2024	2025	2024
E&P Canada	62.5	50.3	57.5	49.7
E&P International	1.1	7.2	3.3	4.1
Total production	63.6	57.5	60.8	53.8
Total sales volumes	51.5	44.8	59.8	56.2

E&P production increased to 63,600 bbls/d in the fourth quarter of 2025 compared to 57,500 bbls/d in the prior year quarter, and included increased production at Hebron and the addition of production at White Rose, which restarted in the first quarter of 2025.

Total E&P sales volumes increased to 51,500 bbls/d in the fourth quarter of 2025, compared to 44,800 bbls/d in the prior year quarter, primarily due to the timing of cargo sales in E&P Canada.

Price Realizations(1)

Net of transportation costs, but before royalties	Three months ended December 31		Twelve months ended December 31
($/bbl)	2025	2024	2025	2024
E&P Canada	83.32	98.26	92.70	107.38

(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

E&P price realizations decreased in the fourth quarter of 2025 compared to the prior year quarter, in line with the decrease in benchmark prices for Brent crude.

Royalties

E&P royalties, excluding the impact of Libya, decreased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to the decrease in price realizations.

Operating and transportation expenses increased in the fourth quarter of 2025 compared to the prior year quarter, primarily due to increased sales volumes.

Planned Maintenance Update for Operated Assets

There are no significant planned maintenance events for the E&P segment scheduled for the first quarter of 2026.

2025 Fourth Quarter Suncor Energy Inc. 17

Fourth Quarter Discussion

Refining and Marketing

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Operating revenues	7 648	7 547	30 671	31 341
Earnings before income taxes	895	410	2 822	2 596
Adjusted for:
Unrealized (gain) loss on risk management activities	(2)	—	(5)	4
Write-down of equity investment(1)	—	—	41	—
Adjusted operating earnings(2)	893	410	2 858	2 600
Adjusted funds from operations(2)	1 174	638	3 907	3 538
Free funds flow(2)	858	286	2 759	2 348

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $41 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

R&M adjusted operating earnings in the fourth quarter of 2025 increased to $893 million, compared to $410 million in the prior year quarter. The increase in adjusted operating earnings was primarily due to higher benchmark crack spreads and increased refinery production, partially offset by an increased first-in, first-out (FIFO) inventory valuation loss in the fourth quarter of 2025 compared to the prior year quarter.

Volumes

	Three months ended December 31		Twelve months ended December 31
	2025	2024	2025	2024
Crude oil processed (mbbls/d)
Eastern North America	242.6	232.4	238.5	213.6
Western North America	261.6	253.8	241.8	251.4
Total	504.2	486.2	480.3	465.0
Refinery utilization(1) (%)
Eastern North America	109	105	107	96
Western North America	107	104	99	103
Average	108	104	103	100
Refined product sales (mbbls/d)
Gasoline	274.0	260.3	262.5	253.3
Distillate	272.7	263.5	273.8	261.9
Other	93.7	89.5	87.0	85.2
Total	640.4	613.3	623.3	600.4
Refinery production(2) (mbbls)	49 091	47 519	185 497	180 356
Refining and marketing gross margin – First-in, first-out (FIFO)(3) ($/bbl)	40.75	30.00	37.60	36.40
Refining and marketing gross margin – Last-in, first-out (LIFO)(3) ($/bbl)	45.15	30.60	39.50	37.00
Refining operating expense(3) ($/bbl)	6.55	6.55	6.50	6.60

(1)	Refinery utilization is the amount of crude oil and natural gas liquids processed by crude distillation units, expressed as a percentage of the nameplate capacity of these units.
(2)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(3)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

18 2025 Fourth Quarter Suncor Energy Inc.

Refining throughput increased to a quarterly record of 504,200 bbls/d with refinery utilization of 108%, compared to 486,200 bbls/d and 104%, respectively in the prior year quarter. The increase was primarily due to continued strong operating performance through the current quarter, which saw all four refineries exceed 100% utilization.

Refined product sales increased to a fourth quarter record of 640,400 bbls/d, compared to 613,300 bbls/d in the prior year quarter, primarily due to higher refinery production and continued investment in retail growth, as well as leveraging strategic partnerships.

Refining and Marketing Gross Margins(1)

Refining and marketing gross margins were influenced by the following:

●	On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $45.15/bbl in the fourth quarter of 2025, from $30.60/bbl in the prior year quarter, primarily due to higher benchmark crack spreads and higher location differentials associated with the company’s regional markets. Margin capture(1) was 101% compared to Suncor’s 5-2-2-1 index in the fourth quarter of 2025.
●	On a FIFO basis, Suncor’s refining and marketing gross margin increased to $40.75/bbl in the fourth quarter of 2025, from $30.00/bbl in the prior year quarter, due to the same factors discussed above, in addition to FIFO inventory valuation impacts. In the fourth quarter of 2025, the FIFO method of inventory valuation resulted in a loss of $215 million compared to a loss of $29 million in the prior year quarter, for an unfavourable quarter-over-quarter impact of $186 million.

Expenses and Other Factors

Operating expenses in fourth quarter of 2025 were comparable to the prior year quarter, as lower maintenance costs offset higher commodity input costs. Transportation expenses increased compared to the prior year quarter, primarily due to increased production and sales volumes.

Refining operating expense per barrel(1) of $6.55 in the fourth quarter of 2025 was comparable to $6.55 in the prior year quarter, as increased refinery production offset higher commodity input costs.

Planned Maintenance

The anticipated impact of these significant maintenance activities has been reflected in the company’s 2026 guidance.

●	Planned maintenance at the Commerce City refinery is commencing in the first quarter of 2026, with completion expected in the second quarter of 2026.
(1)	Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(2)

The estimated impact of the LIFO method is a non-GAAP financial measure. The impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, also includes the impact of the realized portion of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this document.

2025 Fourth Quarter Suncor Energy Inc. 19

Fourth Quarter Discussion

Corporate and Eliminations

Financial Highlights

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Loss before income taxes	(69)	(1 070)	(677)	(1 883)
Adjusted for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(114)	514	(403)	714
(Provision reversal) and write-down of equity investment(1)	(66)	212	29	212
Loss on early repayment of long-term debt	—	144	—	144
Adjusted operating loss(2)	(249)	(200)	(1 051)	(813)
Corporate	(307)	(92)	(1 236)	(695)
Eliminations – Intersegment profit realized (eliminated)	58	(108)	185	(118)
Adjusted funds used in operations(2)	(108)	(131)	(894)	(679)
Free funds deficit(2)	(121)	(153)	(936)	(725)

(1)	During the second quarter of 2025, Suncor recorded a write-down of an equity investment of $95 million.
(2)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

Corporate incurred an adjusted operating loss of $307 million in the fourth quarter of 2025, compared to an adjusted operating loss of $92 million in the prior year quarter. The increased loss was primarily attributable to an operational foreign exchange loss in the current quarter compared to a gain in the prior year quarter, partially offset by a decrease in share-based compensation expense in the current quarter compared to the prior year quarter.

Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products from internal purchases have been sold to third parties. During the fourth quarter of 2025, the company realized $58 million of intersegment profit compared to a deferral of $108 million in the prior year quarter. The realization of intersegment profit in the fourth quarter of 2025 was primarily driven by lower refinery feedstock costs in the quarter.

Corporate and Eliminations adjusted funds used in operations were $108 million for the fourth quarter of 2025, compared to adjusted funds used in operations of $131 million in the prior year quarter, and were influenced by the same factors impacting adjusted operating loss, excluding the impact of share-based compensation expense.

20 2025 Fourth Quarter Suncor Energy Inc.

4. Income Tax

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Current income tax expense	468	414	1 940	2 465
Deferred income tax expense (recovery)	63	(142)	90	(294)
Income tax expense included in net earnings	531	272	2 030	2 171
Less: Income tax expense (recovery) on adjusted operating earnings adjustments	22	(106)	16	(104)
Income tax expense included in adjusted operating earnings	509	378	2 014	2 275
Effective tax rate	26.5%	25.0%	25.5%	26.5%

The provision for income taxes in the fourth quarter of 2025 increased to $531 million compared to $272 million in the prior year quarter, primarily due to higher taxable earnings. In the fourth quarter of 2025, the company's effective tax rate on net earnings increased compared to the prior year quarter, primarily due to non-deductible and permanent items impacting total tax expense in the current quarter.

2025 Fourth Quarter Suncor Energy Inc. 21

Fourth Quarter Discussion

5. Capital Investment Update

Capital Expenditures by Type, Excluding Capitalized Interest

	Three months ended				Twelve months ended
			December 31, 2025	December 31, 2024			December 31, 2025	December 31, 2024
	Asset Sustainment and	Economic			Asset Sustainment and	Economic
($ millions)	Maintenance(1)	Investment(2)	Total	Total	Maintenance(1)	Investment(2)	Total	Total
Oil Sands
Oil Sands Base	212	69	281	351	919	444	1 363	1 852
In Situ	66	89	155	134	200	373	573	498
Fort Hills	37	186	223	192	296	456	752	760
Syncrude	277	62	339	209	820	237	1 057	962
E&P	—	156	156	239	—	723	723	862
R&M	211	105	316	351	887	261	1 148	1 186
Corporate and Eliminations	12	1	13	22	40	2	42	46
	815	668	1 483	1 498	3 162	2 496	5 658	6 166
Capitalized interest on debt			36	72			198	317
Total capital expenditures			1 519	1 570			5 856	6 483

(1)	Asset sustainment and maintenance capital expenditures include capital investments that are intended to deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders and maintaining current processing capacity.
(2)	Economic investment capital expenditures include capital investments that are expected to result in an increase in value by adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

During the fourth quarter of 2025, the company incurred $1.483 billion of capital expenditures, excluding capitalized interest, compared to $1.498 billion in the prior year quarter. Suncor capitalized $36 million of its borrowing costs in the fourth quarter of 2025 as part of the cost of major development assets and construction projects in progress, compared to $72 million in the prior year quarter.

Economic investment capital expenditures in the fourth quarter of 2025 were primarily related to:

●	The ongoing design and construction of well pads to develop additional reserves that are intended to maintain existing production levels at In Situ.
●	Mine equipment purchases and progressing the second opening at the Fort Hills North Pit mine.
●	The Mildred Lake Mine Extension East project and preparation for autonomous haul system conversion at Syncrude.
●	Progressing the West White Rose project within the E&P segment, which is in the final stages of completion.
●	Enhancing R&M sales and marketing business, including continued strategic investment in specific company-owned retail sites.

Asset sustainment and maintenance capital expenditures in the fourth quarter of 2025 were primarily related to:

●	Planned maintenance activity, preparation for upcoming planned maintenance activity, mine equipment, mine tailings and other maintenance projects within the Oil Sands segment.
●	Planned maintenance activity, preparation for upcoming planned maintenance activity and sustainment of refinery, retail and logistics assets within the R&M segment.

22 2025 Fourth Quarter Suncor Energy Inc.

6. Financial Condition and Liquidity

Indicators

	Twelve months ended December 31
	2025	2024
Return on capital employed (ROCE)(1)(2) (%)	11.3	13.0
Net debt to adjusted funds from operations(1) (times)	0.5	0.5
Total debt to total debt plus shareholders’ equity(1) (%)	18.1	18.9
Net debt to net debt plus shareholders’ equity(1) (%)	12.3	13.4

(1)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.
(2)	For the twelve months ended December 31, 2025, and the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

Capital Resources

Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources required to fund its planned 2026 capital spending program of $5.6 billion to $5.8 billion, and to meet working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on several factors, including commodity prices, production, sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements, and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments are with counterparties with investment-grade debt ratings.

Available Sources of Liquidity

For the three months ended December 31, 2025, cash and cash equivalents increased to $3.650 billion from $2.944 billion as at September 30, 2025. The source of cash in the fourth quarter of 2025 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s shareholder returns, including the repurchase of Suncor’s common shares under its normal course issuer bid (NCIB) and the payment of dividends, and the company’s capital expenditures.

For the twelve months ended December 31, 2025, cash and cash equivalents increased to $3.650 billion from $3.484 billion as at December 31, 2024. The source of cash in 2025 was primarily due to the company’s cash flow provided by operating activities exceeding the company’s capital expenditures and shareholder returns, including the repurchase of Suncor’s common shares under its NCIB and the payment of dividends.

As at December 31, 2025, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 12 days.

As at December 31, 2025, available credit facilities for liquidity purposes were $5.219 billion, compared to $5.475 billion as at December 31, 2024.

In the fourth quarter of 2025, the company extended the maturity of its syndicated credit facilities from October 2027 and October 2028 to December 2028 and December 2029, respectively.

Financing Activities

Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and the expected future volatility in the business environment. Suncor believes a phased and flexible approach to existing and future projects will help the company maintain its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders’ Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt and lease liabilities to not exceed 65% of its total debt and lease liabilities plus shareholders’ equity. As at December 31, 2025, total debt and lease liabilities to total debt and lease liabilities plus shareholders’ equity was 24.3% (December 31, 2024 – 24.8%). The company also continues to be in compliance with all operating covenants under its debt agreements.

2025 Fourth Quarter Suncor Energy Inc. 23

Fourth Quarter Discussion

Change in Debt

	Three months ended	Twelve months ended
($ millions)	December 31, 2025	December 31, 2025
Total debt(1) – beginning of period	10 091	10 345
Decrease in long-term debt	(4)	(4)
Decrease in short-term debt	—	—
Foreign exchange on debt, and other	(100)	(354)
Total debt(1) – December 31, 2025	9 987	9 987
Less: Cash and cash equivalents – December 31, 2025	3 650	3 650
Net debt (1) – December 31, 2025	6 337	6 337

(1)	Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this document.

The company’s total debt decreased in the fourth quarter of 2025, primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to September 30, 2025.

The company’s total debt decreased in 2025, primarily due to favourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2024.

In the fourth quarter of 2025, the company issued $1.0 billion in aggregate principal of senior unsecured notes, consisting of $500 million principal amount of Series 11 Medium Term Notes due on November 14, 2027, having a coupon of 2.95% and $500 million principal amount of Series 12 Medium Term Notes due on November 14, 2030, having a coupon of 3.55%. Debt issuance costs were $4 million and were netted against the carrying amount of the debt and amortized using the effective interest method. Net proceeds of approximately $1 billion from the issuance were utilized to repay the 5.60% Series 9 Medium Term Notes, due 2025, with a principal amount of $1 billion.

As at December 31, 2025, Suncor’s net debt was $6.337 billion, compared to $6.861 billion as at December 31, 2024. The decrease in net debt was primarily due to an increase in cash and cash equivalents and the factors discussed above.

Common Shares

December 31,
(thousands)	2025
Common shares	1 193 520
Common share options – exercisable	2 577
Common share options – non-exercisable	2 177

As at January 30, 2026, the total number of common shares outstanding was 1,189,941,773 and the total number of exercisable and non-exercisable common share options outstanding was 4,228,516. Once vested, each outstanding common share option is exercisable for one common share.

24 2025 Fourth Quarter Suncor Energy Inc.

Share Repurchases

			Maximum	Maximum	Number of
	Commencement		Shares	Shares	Shares
(thousands of common shares)	Date	Expiry	for Repurchase	Repurchase (%)	Repurchased
2023 NCIB	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 NCIB	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 NCIB	March 3, 2025	March 2, 2026	123 800	10	50 475

Suncor’s current NCIB will terminate on March 2, 2026. The company intends to renew the NCIB program subsequent to the expiration of its current NCIB.

Between March 3, 2025 and January 30, 2026, pursuant to Suncor’s current NCIB, Suncor repurchased 50,474,677 common shares on the open market, representing the equivalent of 4.1% of its common shares as at February 18, 2025, for $2.8 billion, at a weighted average price of $55.46 per common share.

The actual number of common shares that may be repurchased under the NCIB and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect that the decision to allocate cash to repurchase shares will affect its long-term strategy.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)	13 129	18 521	55 322	55 564
Weighted average repurchase price per share (dollars per share)	59.03	53.99	54.68	52.33
Share repurchase cost(1)	775	1 000	3 025	2 908

(1)	The three and twelve months ended December 31, 2025, excludes $56 million and $104 million, respectively, of taxes paid on share repurchase costs.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including payments in respect of contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2024 annual MD&A, with no material updates to note during the twelve months ended December 31, 2025. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

2025 Fourth Quarter Suncor Energy Inc. 25

Fourth Quarter Discussion

7. Quarterly Financial Data

Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents.

Financial Summary

Three months ended	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
($ millions, unless otherwise noted)	2025	2025	2025	2025	2024	2024	2024	2024
Total production (mbbls/d)
Oil Sands	845.4	812.2	748.4	790.9	817.5	776.0	716.0	785.0
Exploration and Production	63.6	57.8	59.7	62.3	57.5	52.6	54.6	50.3
Total upstream production	909.0	870.0	808.1	853.2	875.0	828.6	770.6	835.3
Refinery crude oil processed (mbbls/d)	504.2	491.7	442.3	482.7	486.2	487.6	430.5	455.3
Revenues and other income
Gross revenues	12 733	13 565	12 749	13 330	13 657	13 905	14 014	13 305
Royalties	(691)	(1 013)	(758)	(1 007)	(1 126)	(1 017)	(1 125)	(924)
Operating revenues, net of royalties	12 042	12 552	11 991	12 323	12 531	12 888	12 889	12 381
Other income (loss)	254	115	(97)	130	(28)	174	151	148
	12 296	12 667	11 894	12 453	12 503	13 062	13 040	12 529
Net earnings	1 476	1 619	1 134	1 689	818	2 020	1 568	1 610
Per common share – basic (dollars)	1.23	1.34	0.93	1.36	0.65	1.59	1.22	1.25
Adjusted operating earnings(1)	1 325	1 794	873	1 629	1 566	1 875	1 626	1 817
Per common share(1)(2) (dollars)	1.10	1.48	0.71	1.31	1.25	1.48	1.27	1.41
Adjusted funds from operations(1)	3 218	3 831	2 689	3 045	3 493	3 787	3 397	3 169
Per common share(1)(2) (dollars)	2.68	3.16	2.20	2.46	2.78	2.98	2.65	2.46
Cash flow provided by operating activities	3 921	3 785	2 919	2 156	5 083	4 261	3 829	2 787
Per common share(2) (dollars)	3.27	3.13	2.38	1.74	4.05	3.36	2.98	2.16
Free funds flow(1)	1 699	2 347	981	1 900	1 923	2 232	1 350	1 858
Per common share(1)(2) (dollars)	1.42	1.94	0.80	1.53	1.53	1.76	1.05	1.44
ROCE(1)(3) (%) for the twelve months ended	11.3	11.0	11.1	12.8	13.0	15.6	15.6	15.7
Net debt(1)(4)	6 337	7 147	7 673	7 559	6 861	7 968	9 054	9 552
Common share information (dollars)
Dividend per common share(2)	0.60	0.57	0.57	0.57	0.57	0.55	0.55	0.55
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	60.92	58.24	51.01	55.72	51.31	49.92	52.15	49.99
New York Stock Exchange (US$)	44.36	41.81	37.45	38.72	35.68	36.92	38.10	36.91

(1)	Such financial measure is a non-GAAP financial measure or contains a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this document. Adjusted operating earnings, adjusted funds from operations, net debt, free funds flow, and ROCE are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and the Segment Results and Analysis section in the respective Quarterly Report to Shareholders (Quarterly Report) issued by Suncor in respect of the relevant quarter, which information is incorporated by reference herein and is available on SEDAR+ at www.sedarplus.ca.
(2)	Presented on a basic per share basis.
(3)	Beginning in the second quarter of 2024, the company revised the definition of ROCE to exclude lease liabilities from the calculation of average capital employed and interest on lease liabilities from net interest expense to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.
(4)	Beginning in the second quarter of 2024, the company revised the definition of net debt to exclude lease liabilities to better align with how management and industry monitor capital structure. Prior period comparatives have been restated to reflect this change.

26 2025 Fourth Quarter Suncor Energy Inc.

Business Environment

		Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
(average for the three months ended)		2025	2025	2025	2025	2024	2024	2024	2024
WTI crude oil at Cushing	US$/bbl	59.15	64.95	63.70	71.40	70.30	75.15	80.55	76.95
Dated Brent crude	US$/bbl	63.70	69.10	67.80	75.70	74.70	80.25	84.90	83.25
Dated Brent/Maya FOB price differential	US$/bbl	9.70	8.80	10.10	11.10	11.85	13.90	12.05	14.10
MSW at Edmonton	Cdn$/bbl	76.55	86.40	84.25	95.30	94.95	98.00	105.25	92.20
WCS at Hardisty	US$/bbl	47.95	54.55	53.50	58.75	57.75	61.65	67.00	57.60
WCS-WTI heavy/light differential	US$/bbl	(11.20)	(10.40)	(10.20)	(12.65)	(12.55)	(13.50)	(13.55)	(19.35)
SYN-WTI (differential) premium	US$/bbl	(1.30)	1.35	1.00	(2.35)	0.85	1.30	2.80	(7.40)
Condensate at Edmonton	US$/bbl	57.00	63.10	63.50	69.90	70.65	71.30	77.15	72.80
Natural gas (Alberta spot) at AECO	Cdn$/GJ	2.20	0.60	1.65	2.05	1.45	0.65	1.10	2.20
Alberta Power Pool Price	Cdn$/MWh	43.00	51.30	40.50	39.80	51.50	55.35	45.15	99.30
New York Harbor 2-1-1 crack(1)	US$/bbl	29.90	29.95	25.90	21.05	18.80	21.05	24.75	27.05
Chicago 2-1-1 crack(1)	US$/bbl	21.50	26.40	22.05	14.65	13.85	19.35	18.85	19.80
Portland 2-1-1 crack(1)	US$/bbl	31.75	42.05	38.20	22.30	20.95	20.35	29.30	26.85
Gulf Coast 2-1-1 crack(1)	US$/bbl	27.15	27.10	23.20	20.85	17.00	18.90	22.10	27.95
U.S. Renewable Volume Obligation	US$/bbl	6.10	6.40	6.15	4.75	4.05	3.90	3.40	3.70
Suncor custom 5-2-2-1 index(2)	US$/bbl	32.00	31.20	27.85	26.80	24.25	26.05	26.70	35.95
Exchange rate (average)	US$/Cdn$	0.72	0.73	0.72	0.70	0.71	0.73	0.73	0.74
Exchange rate (end of period)	US$/Cdn$	0.72	0.72	0.73	0.69	0.69	0.74	0.73	0.74

(1)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
(2)	Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect the company’s realized refining and marketing gross margin. For more details, including how the custom index is calculated, see Suncor’s 2024 annual MD&A.

2025 Fourth Quarter Suncor Energy Inc. 27

Fourth Quarter Discussion

8. Other Items

Accounting Policies and New IFRS Standards

Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2024.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates that, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2024, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2024 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2024, note 9 to the unaudited interim Consolidated Financial Statements for the twelve months ended December 31, 2025, and the Financial Condition and Liquidity section of the 2024 annual MD&A.

Tariffs

The government of the United States of America has continued to either implement or propose tariffs on various Canadian products. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops. To date, the implemented and proposed tariff changes have not had a material impact to the company’s input costs. The impact of potential future tariffs on the company’s financial results is subject to significant uncertainty, as such the impact cannot be quantified at this time.

28 2025 Fourth Quarter Suncor Energy Inc.

9. Non-GAAP and Other Financial Measures Advisory

Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments and impairment reversals, price realizations, free funds flow (deficit), normalized free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, refining and marketing margin capture, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings (Loss)

Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial and Operating Information and Segment Results and Analysis sections of this document.

Bridge Analyses of Adjusted Operating Earnings (Loss)

Within this document, the company presents a chart that illustrates the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analysis in this document. This bridge analysis is presented because management uses this presentation to evaluate performance. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

●	The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and refinery production volumes for the R&M segment.
●	The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, except for the company’s Libya operations, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.
●	The factor for Royalties excludes the impact of the company’s Libya operations, as royalties in Libya are included in Price, Margin and Other Revenue as described above.
●	The factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries reported in the Corporate and Eliminations segment.
●	The factor for Operating and Transportation Expense includes project startup costs, OS&G expense and transportation expense.
●	The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.
●	The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.
●	The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

2025 Fourth Quarter Suncor Energy Inc. 29

Fourth Quarter Discussion

ROCE and ROCE Excluding Impairments and Impairment Reversals

ROCE is a non-GAAP ratio that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

For the twelve months ended December 31
($ millions, except as noted)		2025	2024
Adjustments to net earnings
Net earnings		5 918	6 016
(Deduct) add after-tax amounts for:
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(353)	615
Net interest expense		327	279
Adjusted net earnings(1)	A	5 892	6 910
Capital employed – beginning of twelve-month period
Net debt(2)		6 861	9 852
Shareholders’ equity		44 514	43 279
		51 375	53 131
Capital employed – end of twelve-month period
Net debt(2)		6 337	6 861
Shareholders’ equity		45 124	44 514
		51 461	51 375
Average capital employed	B	52 048	52 972
ROCE (%)(3)	A/B	11.3	13.0

(1)	Total before-tax impact of adjustments is $61 million for the twelve months ended December 31, 2025, and $1.042 billion for the twelve months ended December 31, 2024.
(2)	Net debt is a non-GAAP financial measure.
(3)	For the twelve months ended December 31, 2025, and the twelve months ended December 31, 2024, there were no impairments or impairment reversals. As a result, ROCE excluding impairments was equal to ROCE.

30 2025 Fourth Quarter Suncor Energy Inc.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective MD&A or Quarterly Report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR+ at www.sedarplus.ca.

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	1 120	1 625	61	125	895	410	(69)	(1 070)	—	—	2 007	1 090
Adjustments for:
Depreciation, depletion, amortization and impairment	1 339	1 390	150	162	290	269	34	30	—	—	1 813	1 851
Accretion	124	128	17	17	3	3	—	—	—	—	144	148
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(114)	514	—	—	(114)	514
Change in fair value of financial instruments and trading inventory	(136)	1	(1)	(7)	(9)	(53)	—	—	—	—	(146)	(59)
(Gain) loss on disposal of assets	(36)	(6)	—	—	(3)	(5)	1	(1)	—	—	(38)	(12)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	144	—	—	—	144
Share-based compensation	57	55	3	4	23	26	41	69	—	—	124	154
Settlement of decommissioning and restoration liabilities	(113)	(95)	(17)	(24)	(22)	(20)	—	—	—	—	(152)	(139)
Other	51	28	1	(3)	(3)	8	(1)	183	—	—	48	216
Current income tax expense	—	—	—	—	—	—	—	—	(468)	(414)	(468)	(414)
Adjusted funds from (used in) operations	2 406	3 126	214	274	1 174	638	(108)	(131)	(468)	(414)	3 218	3 493
Change in non-cash working capital											703	1 590
Cash flow provided by operating activities											3 921	5 083

2025 Fourth Quarter Suncor Energy Inc. 31

Fourth Quarter Discussion

			Exploration and		Refining and		Corporate and
Twelve months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Earnings (loss) before income taxes	5 277	6 607	526	867	2 822	2 596	(677)	(1 883)	—	—	7 948	8 187
Adjustments for:
Depreciation, depletion, amortization and impairment	5 047	5 134	649	707	1 082	996	138	117	—	—	6 916	6 954
Accretion	498	514	65	67	13	11	—	—	—	—	576	592
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(403)	714	—	—	(403)	714
Change in fair value of financial instruments and trading inventory	(111)	(117)	(3)	3	8	(8)	—	—	—	—	(106)	(122)
Gain on disposal of assets	(36)	(15)	—	—	(19)	(8)	—	(2)	—	—	(55)	(25)
Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	170	—	—	—	170
Share-based compensation	37	(47)	1	12	17	(20)	(47)	(2)	—	—	8	(57)
Settlement of decommissioning and restoration liabilities	(385)	(385)	(47)	(47)	(73)	(56)	—	—	—	—	(505)	(488)
Other	188	151	4	1	57	27	95	207	—	—	344	386
Current income tax expense	—	—	—	—	—	—	—	—	(1 940)	(2 465)	(1 940)	(2 465)
Adjusted funds from (used in) operations	10 515	11 842	1 195	1 610	3 907	3 538	(894)	(679)	(1 940)	(2 465)	12 783	13 846
Change in non-cash working capital											(2)	2 114
Cash flow provided by operating activities											12 781	15 960

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	2 406	3 126	214	274	1 174	638	(108)	(131)	(468)	(414)	3 218	3 493
Capital expenditures including capitalized interest	(1 013)	(941)	(177)	(255)	(316)	(352)	(13)	(22)	—	—	(1 519)	(1 570)
Free funds flow (deficit)	1 393	2 185	37	19	858	286	(121)	(153)	(468)	(414)	1 699	1 923

			Exploration and		Refining and		Corporate and
Twelve months ended December 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted funds from (used in) operations	10 515	11 842	1 195	1 610	3 907	3 538	(894)	(679)	(1 940)	(2 465)	12 783	13 846
Capital expenditures including capitalized interest	(3 869)	(4 340)	(797)	(907)	(1 148)	(1 190)	(42)	(46)	—	—	(5 856)	(6 483)
Free funds flow (deficit)	6 646	7 502	398	703	2 759	2 348	(936)	(725)	(1 940)	(2 465)	6 927	7 363

Normalized Free Funds Flow

Normalized free funds flow is a non-GAAP financial measure that is calculated by normalizing free funds flow for a US$75 WTI price environment. Management uses normalized free funds flow to compare free funds flow in a constant price environment.

Twelve months ended December 31
($ millions)	2025	2024	2023
Free funds flow - reported	6 927	7 363	7 497
Adjust for business environment impacts(1)	1 779	140	(1 559)
Adjust for non-structural items, including tax adjustments	(230)	(130)	(880)
Free funds flow - normalized	8 476	7 373	5 058
(1)	2025 results have been normalized to US$75 WTI business environment assumptions, based on annual AFFO sensitivities including: +$210M per US$1/bbl WTI increase; +$50M per US$1/bbl SYN - WTI increase; +$0M per US$1/bbl WCS - WTI increase; +$170M per US$1/bbl NYH 2-1-1 increase; +$230M per C$1/GJ AECO decrease; +$135M per C$20/MWh Alberta Power Pool Price increase;+$240M per US$0.01/C$ decrease.

32 2025 Fourth Quarter Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expenses for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands – Cash Operating Costs section of this document. Management uses cash operating costs to measure operating performance.

Refining and Marketing Gross Margin, Margin Capture and Refining Operating Expense

Refining and marketing gross margins, refining and marketing margin capture and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G expenses for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Refining and marketing margin capture is calculated by dividing refining and marketing gross margin, on a LIFO basis, by the Suncor custom 5-2-2-1 index. For details on how the 5-2-2-1 index is calculated, see Suncor’s 2024 annual MD&A. Management uses refining and marketing gross margin, refining operating expense and refining and marketing margin capture to measure operating performance on a production barrel basis.

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2025	2024	2025	2024
Refining and marketing gross margin reconciliation
Operating revenues	7 648	7 547	30 671	31 341
Purchases of crude oil and products	(5 657)	(6 123)	(23 756)	(24 915)
	1 991	1 424	6 915	6 426
Other income	25	58	56	255
Non-refining and marketing margin	(15)	(56)	—	(112)
Refining and marketing gross margin – FIFO	2 001	1 426	6 971	6 569
Refinery production(1) (mbbls)	49 091	47 519	185 497	180 356
Refining and marketing gross margin – FIFO ($/bbl)	40.75	30.00	37.60	36.40
FIFO and risk management activities adjustment	215	29	352	107
Refining and marketing gross margin – LIFO	2 216	1 455	7 323	6 676
Refining and marketing gross margin – LIFO ($/bbl)	45.15	30.60	39.50	37.00
Refining operating expense reconciliation
Operating, selling and general expense	650	653	2 439	2 466
Non-refining costs	(328)	(342)	(1 231)	(1 277)
Refining operating expense	322	311	1 208	1 189
Refinery production(1) (mbbls)	49 091	47 519	185 497	180 356
Refining operating expense ($/bbl)	6.55	6.55	6.50	6.60
Refining and marketing margin capture reconciliation
Refining and marketing gross margin – LIFO ($/bbl)	45.15	30.60	39.50	37.00
Suncor custom 5-2-2-1 index ($/bbl)	44.65	33.95	41.15	38.65
Refining and marketing margin capture (%)	101	90	96	96

(1)	Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2025 Fourth Quarter Suncor Energy Inc. 33

Fourth Quarter Discussion

Impact of FIFO Inventory Valuation on Refining and Marketing Net Earnings (Loss)

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months and is influenced by the time to receive crude after purchase, regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under U.S. GAAP.

The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	December 31	December 31
($ millions, except as noted)	2025	2024
Short-term debt	—	—
Current portion of long-term debt	973	997
Long-term debt	9 014	9 348
Total debt	9 987	10 345
Less: Cash and cash equivalents	3 650	3 484
Net debt	6 337	6 861
Shareholders’ equity	45 124	44 514
Total debt plus shareholders’ equity	55 111	54 859
Total debt to total debt plus shareholders’ equity (%)	18.1	18.9
Net debt to net debt plus shareholders’ equity (%)	12.3	13.4

34 2025 Fourth Quarter Suncor Energy Inc.

Price Realizations

Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.

Oil Sands Price Realizations

	December 31, 2025			December 31, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
Three months ended	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	2 172	4 521	6 693	2 682	4 979	7 661
Other income	25	52	77	30	4	34
Purchases of crude oil and products	(582)	(48)	(630)	(695)	(53)	(748)
Gross realization adjustment(1)	(98)	(151)	(249)	(32)	(48)	(80)
Gross realization	1 517	4 374	5 891	1 985	4 882	6 867
Transportation and distribution	(161)	(165)	(326)	(187)	(163)	(350)
Price realization	1 356	4 209	5 565	1 798	4 719	6 517
Sales volumes (mbbls)	26 102	52 472	78 574	25 973	49 519	75 492
Price realization per barrel	51.96	80.27	70.86	69.24	95.28	86.32

Twelve months ended	December 31, 2025			December 31, 2024
		Upgraded –	Oil Sands		Upgraded –	Oil Sands
	Non-	Net	Segment	Non-	Net	Segment
	Upgraded	SCO and	Average	Upgraded	SCO and	Average
($ millions, except as noted)	Bitumen	Diesel	Crude	Bitumen	Diesel	Crude
Operating revenues	9 521	17 803	27 324	9 924	19 336	29 260
Other income	80	143	223	142	34	176
Purchases of crude oil and products	(2 412)	(158)	(2 570)	(2 371)	(188)	(2 559)
Gross realization adjustment(1)	(211)	(475)	(686)	(130)	(199)	(329)
Gross realization	6 978	17 313	24 291	7 565	18 983	26 548
Transportation and distribution	(670)	(640)	(1 310)	(636)	(589)	(1 225)
Price realization	6 308	16 673	22 981	6 929	18 394	25 323
Sales volumes (mbbls)	101 699	189 950	291 649	95 447	187 844	283 291
Price realization per barrel	62.02	87.79	78.80	72.65	97.91	89.41

(1)	Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2025 Fourth Quarter Suncor Energy Inc. 35

Fourth Quarter Discussion

E&P Price Realizations

Three months ended	December 31, 2025			December 31, 2024
	E&P		E&P	E&P		E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	Canada	Other(1)(2)	Segment
Operating revenues	415	35	450	363	279	642
Transportation and distribution	(26)	(2)	(28)	(23)	(3)	(26)
Price realization	389	33		340	276
Sales volumes (mbbls)	4 642			3 464
Price realization per barrel	83.32			98.26

Twelve months ended	December 31, 2025			December 31, 2024
	E&P		E&P			E&P
($ millions, except as noted)	Canada	Other(1)(2)	Segment	E&P Canada	Other(1)(2)	Segment
Operating revenues	2 018	491	2 509	2 127	671	2 798
Transportation and distribution	(107)	(11)	(118)	(81)	(8)	(89)
Price realization	1 911	480		2 046	663
Sales volumes (mbbls)	20 603			19 095
Price realization per barrel	92.70			107.38

(1)	Reflects other E&P assets, such as Libya, for which price realizations are not provided.
(2)	Production from the company’s Libya operations is presented on an economic basis. Revenue and royalties from the company’s Libya operations are presented on a working-interest basis, which is required for presentation purposes in the company’s Consolidated Financial Statements. In the fourth quarter of 2025, revenue included a gross-up amount of $27 million (2024 – $212 million), with an offsetting amount of $18 million (2024 – $120 million) in royalties in the E&P segment and $9 million (2024 – $92 million) in income tax expense recorded at the consolidated level. In the twelve months ended December 31, 2025, revenue included a gross-up amount of $374 million (2024 – $510 million), with an offsetting amount of $220 million (2024 – $271 million) in royalties in the E&P segment and $154 million (2024 – $239 million) in income tax expense recorded at the consolidated level.

36 2025 Fourth Quarter Suncor Energy Inc.

10. Common Abbreviations

The following is a list of abbreviations that may be used in this document:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
GJ	Gigajoule	US$	United States dollars

MW	megawatt
MWh	Megawatt-hour	Financial and Business Environment
		Q4	Three months ended December 31
		DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
		WCS	Western Canadian Select
		SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
		MSW	Mixed Sweet Blend

2025 Fourth Quarter Suncor Energy Inc. 37

Fourth Quarter Discussion

11. Advisories

Forward-Looking Statements

This document contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this document include references to:

●	Suncor’s belief that it will deliver superior shareholder value and resilient cash flows and the basis for such belief;
●	the expectation that Suncor will continue to return 100% of excess funds to shareholders in 2026;
●	Suncor’s projection of $3.3 billion of share repurchases in 2026;
●	the anticipated duration and impact of planned maintenance events, including the planned maintenance at the Commerce City refinery, Firebag, Oil Sands Base and Syncrude that is commencing in the first quarter of 2026;
●	the expected benefits of asset sustainment and maintenance capital expenditures and economic investment capital expenditures;
●	Suncor’s expectation that In Situ design and construction of new well pads will maintain existing production levels;
●	statements regarding Suncor’s planned 2026 capital spending program of $5.6 billion to $5.8 billion, including Suncor’s management’s belief that it will have the capital resources to fund it and to meet working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;
●	the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment-grade debt ratings;
●	the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment, and Suncor’s belief that a phased and flexible approach to existing and future projects will help the company manage project costs and debt levels;
●	statements about the company’s NCIB, including the expectation that the company intends to renew the NCIB program subsequent to the expiration of its current NCIB, its belief that belief that, depending on the trading price of its common shares and other relevant factors, that repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders and its expectation that its decision to allocate cash to repurchase shares will not affect its long-term strategy; and
●	the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.

Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and In Situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

38 2025 Fourth Quarter Suncor Energy Inc.

Factors that affect the R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates, currency exchange rates and potential trade tariffs (including as a result of demand and supply effects resulting from the actions of OPEC+ and/or the impact of armed conflicts in the Middle East, the impact of the Russian invasion of Ukraine and/or the impact of changes to the U.S. government economic policy); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; the ability to maintain an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this document, and in the company’s 2024 annual MD&A, the 2024 AIF and Form 40-F on file with Canadian securities commissions at www.sedarplus.ca and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this document are made as of the date of this document. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2025 Fourth Quarter Suncor Energy Inc. 39

Consolidated Statements of Comprehensive Income

(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Revenues and Other Income
Gross revenues (note 3)	12 733	13 657	52 377	54 881
Less: royalties	(691)	(1 126)	(3 469)	(4 192)
Other income (loss) (note 4)	254	(28)	402	445
	12 296	12 503	49 310	51 134
Expenses
Purchases of crude oil and products	4 181	4 796	18 053	19 115
Operating, selling and general	3 518	3 411	13 248	13 059
Transportation and distribution	511	510	1 961	1 842
Depreciation, depletion and amortization	1 813	1 851	6 916	6 954
Exploration	27	10	159	92
Gain on disposal of assets	(38)	(12)	(55)	(25)
Financing expenses (note 6)	277	847	1 080	1 910
	10 289	11 413	41 362	42 947
Earnings before Income Taxes	2 007	1 090	7 948	8 187

Income Tax Expense (Recovery)
Current	468	414	1 940	2 465
Deferred	63	(142)	90	(294)
	531	272	2 030	2 171
Net Earnings	1 476	818	5 918	6 016

Other Comprehensive (Loss) Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(55)	210	(202)	153
Items That Will Not be Reclassified to Earnings:
Actuarial gain on employee retirement benefit plans, net of income taxes (note 11)	48	110	596	590
Other Comprehensive (Loss) Income	(7)	320	394	743

Total Comprehensive Income	1 469	1 138	6 312	6 759

Per Common Share (dollars) (note 7)
Net earnings – basic and diluted	1.23	0.65	4.85	4.72
Cash dividends	0.60	0.57	2.31	2.22

See accompanying notes to the condensed interim consolidated financial statements.

40 2025 Fourth Quarter Suncor Energy Inc.

Consolidated Balance Sheets

(unaudited)

	December 31	December 31
($ millions)	2025	2024
Assets
Current assets
Cash and cash equivalents	3 650	3 484
Accounts receivable	5 087	5 245
Inventories	5 121	5 041
Income taxes receivable	371	518
Total current assets	14 229	14 288
Property, plant and equipment, net	68 428	68 512
Exploration and evaluation	1 742	1 742
Other assets (note 11)	1 977	1 559
Goodwill and other intangible assets	3 455	3 503
Deferred income taxes	82	180
Total assets	89 913	89 784

Liabilities and Shareholders’ Equity
Current liabilities
Current portion of long-term debt	973	997
Current portion of long-term lease liabilities	638	599
Accounts payable and accrued liabilities	7 523	8 161
Current portion of provisions (note 10)	1 056	958
Income taxes payable	20	32
Total current liabilities	10 210	10 747
Long-term debt	9 014	9 348
Long-term lease liabilities	3 879	3 745
Other long-term liabilities	1 416	1 502
Provisions (note 10)	12 108	11 931
Deferred income taxes	8 162	7 997
Equity	45 124	44 514
Total liabilities and shareholders’ equity	89 913	89 784

See accompanying notes to the condensed interim consolidated financial statements.

2025 Fourth Quarter Suncor Energy Inc. 41

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Operating Activities
Net Earnings	1 476	818	5 918	6 016
Adjustments for:
Depreciation, depletion and amortization	1 813	1 851	6 916	6 954
Deferred income tax expense (recovery)	63	(142)	90	(294)
Accretion (note 6)	144	148	576	592
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(114)	514	(403)	714
Change in fair value of financial instruments and trading inventory	(146)	(59)	(106)	(122)
Gain on disposal of assets	(38)	(12)	(55)	(25)
Loss on extinguishment of long-term debt (note 6)	—	144	—	170
Share-based compensation	124	154	8	(57)
Settlement of decommissioning and restoration liabilities	(152)	(139)	(505)	(488)
Other	48	216	344	386
Decrease (increase) in non-cash working capital	703	1 590	(2)	2 114
Cash flow provided by operating activities	3 921	5 083	12 781	15 960
Investing Activities
Capital expenditures	(1 519)	(1 570)	(5 856)	(6 483)
Proceeds from disposal of assets	48	15	66	51
Other investments	(14)	(27)	(29)	(52)
(Increase) decrease in non-cash working capital	(1)	(96)	(203)	12
Cash flow used in investing activities	(1 486)	(1 678)	(6 022)	(6 472)
Financing Activities
Net decrease in short-term debt	—	—	—	(503)
Repayment of long-term debt	(1 000)	(1 245)	(1 000)	(1 566)
Issuance of long-term debt (note 6)	996	—	996	—
Lease liability payments	(172)	(143)	(690)	(471)
Issuance of common shares under share option plans	29	41	181	385
Repurchase of common shares(1) (note 8)	(831)	(1 000)	(3 129)	(2 908)
Distributions relating to non-controlling interest	(5)	(4)	(17)	(16)
Dividends paid on common shares	(719)	(713)	(2 809)	(2 803)
Cash flow used in financing activities	(1 702)	(3 064)	(6 468)	(7 882)
Increase in Cash and Cash Equivalents	733	341	291	1 606
Effect of foreign exchange on cash and cash equivalents	(27)	138	(125)	149
Cash and cash equivalents at beginning of period	2 944	3 005	3 484	1 729
Cash and Cash Equivalents at End of Period	3 650	3 484	3 650	3 484
Supplementary Cash Flow Information
Interest paid	299	329	898	914
Income taxes paid	291	229	1 727	1 751

(1)	Includes $56 million of taxes paid on 2025 share repurchases for the three and twelve months ended December 31, 2025, and $48 million of taxes paid on 2024 share repurchases for the twelve months ended December 31, 2025.

See accompanying notes to the condensed interim consolidated financial statements.

42 2025 Fourth Quarter Suncor Energy Inc.

Consolidated Statements of Changes In Equity

(unaudited)

			Accumulated			Number of
			Other			Common
	Share	Contributed	Comprehensive	Retained		Shares
($ millions)	Capital	Surplus	Income	Earnings	Total	(thousands)
At December 31, 2023	21 661	569	1 048	20 001	43 279	1 290 100
Net earnings	—	—	—	6 016	6 016	—
Foreign currency translation adjustment	—	—	153	—	153	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $186	—	—	—	590	590	—
Total comprehensive income	—	—	153	6 606	6 759	—
Issued under share option plans	447	(62)	—	—	385	9 796
Repurchase of common shares for cancellation(1) (note 8)	(943)	—	—	(2 013)	(2 956)	(55 564)
Change in liability for share repurchase commitment	(44)	—	—	(119)	(163)	—
Share-based compensation	—	13	—	—	13	—
Dividends paid on common shares	—	—	—	(2 803)	(2 803)	—
At December 31, 2024	21 121	520	1 201	21 672	44 514	1 244 332
Net earnings	—	—	—	5 918	5 918	—
Foreign currency translation adjustment	—	—	(202)	—	(202)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $187 (note 11)	—	—	—	596	596	—
Total comprehensive income	—	—	(202)	6 514	6 312	—
Issued under share option plans	212	(31)	—	—	181	4 510
Repurchase of common shares for cancellation(1) (note 8)	(945)	—	—	(2 136)	(3 081)	(55 322)
Change in liability for share repurchase commitment (note 8)	14	—	—	(20)	(6)	—
Share-based compensation (note 5)	—	13	—	—	13	—
Dividends paid on common shares	—	—	—	(2 809)	(2 809)	—
At December 31, 2025	20 402	502	999	23 221	45 124	1 193 520

(1)	Includes $56 million of taxes on share repurchases for the twelve months ended December 31, 2025 (December 31, 2024 – $48 million).

See accompanying notes to the condensed interim consolidated financial statements.

2025 Fourth Quarter Suncor Energy Inc. 43

Notes to the Consolidated Financial Statements

(unaudited)

1. Reporting Entity and Description Of The Business

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the TSX and NYSE.

The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These condensed interim consolidated financial statements are based on International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”) and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2024.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2024.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2024.

The government of the United States of America has continued to either implement or propose tariffs on various Canadian products. The company is closely monitoring these developments and will continue to assess the impacts of such tariffs and measures as the situation develops. To date, the implemented and proposed tariff changes have not had a material impact to the company’s input costs. The impact of potential future tariffs on the company’s financial results is subject to significant uncertainty, as such the impact cannot be quantified at this time.

(e) Income Taxes

The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.

44 2025 Fourth Quarter Suncor Energy Inc.

3. Segmented Information

The company’s operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

			Exploration and		Refining and		Corporate and
Three months ended December 31	Oil Sands		Production		Marketing		Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	4 680	5 478	450	642	7 603	7 537	—	—	12 733	13 657
Intersegment revenues	2 013	2 183	—	—	45	10	(2 058)	(2 193)	—	—
Less: Royalties	(620)	(939)	(71)	(187)	—	—	—	—	(691)	(1 126)
Operating revenues, net of royalties	6 073	6 722	379	455	7 648	7 547	(2 058)	(2 193)	12 042	12 531
Other income (loss)	77	34	11	1	25	58	141	(121)	254	(28)
	6 150	6 756	390	456	7 673	7 605	(1 917)	(2 314)	12 296	12 503
Expenses
Purchases of crude oil and products	630	748	—	—	5 657	6 123	(2 106)	(2 075)	4 181	4 796
Operating, selling and general	2 548	2 445	127	124	650	653	193	189	3 518	3 411
Transportation and distribution	326	350	28	26	166	142	(9)	(8)	511	510
Depreciation, depletion and amortization	1 339	1 390	150	162	290	269	34	30	1 813	1 851
Exploration	27	9	—	1	—	—	—	—	27	10
(Gain) loss on disposal of assets	(36)	(6)	—	—	(3)	(5)	1	(1)	(38)	(12)
Financing expenses	196	195	24	18	18	13	39	621	277	847
	5 030	5 131	329	331	6 778	7 195	(1 848)	(1 244)	10 289	11 413
Earnings (Loss) before Income Taxes	1 120	1 625	61	125	895	410	(69)	(1 070)	2 007	1 090
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	468	414
Deferred	—	—	—	—	—	—	—	—	63	(142)
	—	—	—	—	—	—	—	—	531	272
Net Earnings	—	—	—	—	—	—	—	—	1 476	818
Capital Expenditures	1 013	941	177	255	316	352	13	22	1 519	1 570

2025 Fourth Quarter Suncor Energy Inc. 45

Notes to the Consolidated Financial Statements

Twelve months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Revenues and Other Income
Gross revenues	19 298	20 818	2 509	2 798	30 569	31 266	1	(1)	52 377	54 881
Intersegment revenues	8 026	8 442	—	—	102	75	(8 128)	(8 517)	—	—
Less: Royalties	(2 911)	(3 645)	(558)	(547)	—	—	—	—	(3 469)	(4 192)
Operating revenues, net of royalties	24 413	25 615	1 951	2 251	30 671	31 341	(8 127)	(8 518)	48 908	50 689
Other income (loss)	223	176	(6)	16	56	255	129	(2)	402	445
	24 636	25 791	1 945	2 267	30 727	31 596	(7 998)	(8 520)	49 310	51 134
Expenses
Purchases of crude oil and products	2 570	2 559	—	—	23 756	24 915	(8 273)	(8 359)	18 053	19 115
Operating, selling and general	9 625	9 428	521	524	2 439	2 466	663	641	13 248	13 059
Transportation and distribution	1 310	1 225	118	89	570	566	(37)	(38)	1 961	1 842
Depreciation, depletion and amortization	5 047	5 134	649	707	1 082	996	138	117	6 916	6 954
Exploration	104	86	55	6	—	—	—	—	159	92
Gain on disposal of assets	(36)	(15)	—	—	(19)	(8)	—	(2)	(55)	(25)
Financing expenses	739	767	76	74	77	65	188	1 004	1 080	1 910
	19 359	19 184	1 419	1 400	27 905	29 000	(7 321)	(6 637)	41 362	42 947
Earnings (Loss) before Income Taxes	5 277	6 607	526	867	2 822	2 596	(677)	(1 883)	7 948	8 187
Income Tax Expense (Recovery)
Current	—	—	—	—	—	—	—	—	1 940	2 465
Deferred	—	—	—	—	—	—	—	—	90	(294)
	—	—	—	—	—	—	—	—	2 030	2 171
Net Earnings	—	—	—	—	—	—	—	—	5 918	6 016
Capital Expenditures	3 869	4 340	797	907	1 148	1 190	42	46	5 856	6 483

46 2025 Fourth Quarter Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company’s revenues are from the following major commodities:

Three months ended December 31	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	4 521	—	4 521	4 979	—	4 979
Bitumen	2 172	—	2 172	2 682	—	2 682
	6 693	—	6 693	7 661	—	7 661
Exploration and Production
Crude oil and natural gas liquids	415	35	450	363	279	642
	415	35	450	363	279	642
Refining and Marketing
Gasoline	3 222	—	3 222	3 203	—	3 203
Distillate	3 788	—	3 788	3 681	—	3 681
Other	638	—	638	663	—	663
	7 648	—	7 648	7 547	—	7 547
Corporate and Eliminations
	(2 058)	—	(2 058)	(2 193)	—	(2 193)
Total Revenue from Contracts with Customers	12 698	35	12 733	13 378	279	13 657

Twelve months ended December 31	2025			2024
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	17 803	—	17 803	19 336	—	19 336
Bitumen	9 521	—	9 521	9 924	—	9 924
	27 324	—	27 324	29 260	—	29 260
Exploration and Production
Crude oil and natural gas liquids	2 018	491	2 509	2 127	671	2 798
	2 018	491	2 509	2 127	671	2 798
Refining and Marketing
Gasoline	13 208	—	13 208	13 357	—	13 357
Distillate	14 886	—	14 886	15 181	—	15 181
Other	2 577	—	2 577	2 803	—	2 803
	30 671	—	30 671	31 341	—	31 341
Corporate and Eliminations
	(8 127)	—	(8 127)	(8 518)	—	(8 518)
Total Revenue from Contracts with Customers	51 886	491	52 377	54 210	671	54 881

2025 Fourth Quarter Suncor Energy Inc. 47

Notes to the Consolidated Financial Statements

4. Other Income (Loss)

Other income (loss) consists of the following:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Risk management and energy trading	45	29	84	236
Investment and interest income (1)	145	(111)	192	107
Insurance proceeds and other (2)	64	54	126	102
	254	(28)	402	445

(1)	The three and twelve months ended December 31, 2025, includes a $66 million provision reversal on an equity investment, within the Corporate segment. The twelve months ended December 31, 2025, includes a $95 million write-down of an equity investment, within the Corporate segment and a $41 million write-down of an equity investment, within the Refining and Marketing segment. The three and twelve months ended December 31, 2024, includes a $212 million write-down of an equity investment, within the Corporate segment.
(2)	The three and twelve months ended December 31, 2024, includes $46 million and $84 million, respectively, of insurance proceeds for the extreme weather damage at the company’s Commerce City refinery, within the Refining and Marketing segment.

5. Share-Based Compensation

The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Equity-settled plans	3	3	13	13
Cash-settled plans	122	144	460	497
	125	147	473	510

6. Financing Expenses

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Interest on debt	166	168	628	684
Interest on lease liabilities	64	67	268	256
Capitalized interest	(36)	(72)	(198)	(317)
Interest expense	194	163	698	623
Interest on partnership liability	11	11	45	47
Interest on pension and other post-retirement benefits	(1)	7	(3)	24
Accretion	144	148	576	592
Foreign exchange (gain) loss on U.S. dollar denominated debt and leases	(114)	514	(403)	714
Operational foreign exchange and other	43	(140)	167	(260)
Loss on extinguishment of long-term debt	—	144	—	170
	277	847	1 080	1 910

In the fourth quarter of 2025, the company extended the maturity of its syndicated credit facilities from October 2027 and October 2028, to December 2028 and December 2029, respectively.

In the fourth quarter of 2025, the company issued $1.0 billion in aggregate principal of senior unsecured notes, consisting of $500 million principal amount of Series 11 Medium Term Notes due on November 14, 2027, having a coupon of 2.95% and $500 million principal amount of Series 12 Medium Term Notes due on November 14, 2030, having a coupon of 3.55%. Debt issuance costs were $4 million and were netted against the

48 2025 Fourth Quarter Suncor Energy Inc.

carrying amount of the debt and amortized using the effective interest method. Net proceeds of approximately $1 billion from the issuance were utilized to repay the 5.60% Series 9 Medium Term Notes, due 2025, with a principal amount of $1 billion.

In the fourth quarter of 2024, the company extended the maturity of its syndicated credit facilities from June 2026 to October 2027 and October 2028.

In the fourth quarter of 2024, the company executed a debt tender offer pursuant to which it repaid $1.1 billion CAD equivalent aggregate principal amount of debt above par plus accrued and unpaid interest of $24 million. As a result of the extinguishment, the company incurred charges of $168 million related to accelerated amortization of debt issuance fees. This resulted in a total loss on extinguishment of long-term debt of $144 million ($111 million after tax). The general terms of the notes that were extinguished are as follows:

●	3.00% Series 5 Medium Term Notes, due 2026, with a principal amount of $115 million (partial repayment of $20 million);
●	3.10% Series 6 Medium Term Notes, due 2029, with a principal amount of $79 million (partial repayment of $13 million);
●	5.35% Notes, due 2033, with a principal amount of US$118 million (partial repayment of US$28 million);
●	5.95% Notes, due 2035, with a principal amount of US$199 million (partial repayment of US$22 million);
●	6.50% Notes, due 2038, with a principal amount of US$954 million (partial repayment of US$479 million); and
●	6.80% Notes, due 2038, with a principal amount of US$881 million (partial repayment of US$260 million).

In the third quarter of 2024, the company completed two partial redemptions, resulting in a debt extinguishment loss of $26 million ($23 million after tax). The general terms of the notes that were extinguished are as follows:

●	6.50% Notes, due 2038, with a principal amount of US$1.15 billion (partial repayment of US$196 million); and
●	6.80% Notes, due 2038, with a principal amount of US$900.0 million (partial repayment of US$19 million).

7. Earnings Per Common Share

	Three months ended December 31		Twelve months ended December 31
($ millions)	2025	2024	2025	2024
Net earnings	1 476	818	5 918	6 016

(millions of common shares)
Weighted average number of common shares	1 200	1 255	1 219	1 274
Dilutive securities:
Effect of share options	1	1	1	2
Weighted average number of diluted common shares	1 201	1 256	1 220	1 276

(dollars per common share)
Basic and diluted earnings per share	1.23	0.65	4.85	4.72

8. Normal Course Issuer Bid

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
(thousands of common shares)	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2023 Normal Course Issuer Bid	February 17, 2023	February 16, 2024	132 900	10	47 107
2024 Normal Course Issuer Bid	February 26, 2024	February 25, 2025	128 700	10	61 066
2025 Normal Course Issuer Bid	March 3, 2025	March 2, 2026	123 800	10	46 372

2025 Fourth Quarter Suncor Energy Inc. 49

Notes to the Consolidated Financial Statements

The following table summarizes the share repurchase activities during the period:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2025	2024	2025	2024
Share repurchase activities (thousands of common shares)
Shares repurchased	13 129	18 521	55 322	55 564
Amounts charged to:
Share capital	225	315	945	943
Retained earnings	550	685	2 080	1 965
Share repurchase cost before tax	775	1 000	3 025	2 908
Retained earnings - share buyback tax payable	15	19	56	48
Share repurchase cost	790	1 019	3 081	2 956

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases under its normal course issuer bid that may take place during its internal blackout periods:

	December 31	December 31
($ millions)	2025	2024
Amounts charged to:
Share capital	90	104
Retained earnings	229	209
Liability for share purchase commitment	319	313

9. Financial Instruments

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	Total
Fair value outstanding at December 31, 2024	82
Changes in fair value recognized in earnings during the period	161
Contracts realized during the period - (gain)	(50)
Fair value outstanding at December 31, 2025	193

50 2025 Fourth Quarter Suncor Energy Inc.

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●	Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.
●	Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.
●	Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2025, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at December 31, 2025:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	212	55	—	267
Accounts payable	(38)	(36)	—	(74)
	174	19	—	193

During the fourth quarter of 2025, there were no transfers between Level 1 and Level 2 fair value measurements.

Non-Derivative Financial Instruments

At December 31, 2025, the carrying value of fixed-term debt accounted for under amortized cost was $10.0 billion (December 31, 2024 – $10.3 billion) and the fair value was $9.8 billion (December 31, 2024 – $10.1 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

10. Provisions

Suncor’s decommissioning and restoration provision increased by $350 million for the twelve months ended December 31, 2025. The increase was primarily due to an increase in the decommissioning cost estimate partially offset by an increase in the credit-adjusted risk-free rate to 5.0% (December 31, 2024 – 4.80%).

11. Pensions and Other Post-Retirement Benefits

For the twelve months ended December 31, 2025, the actuarial gain on employee retirement benefit plans was $596 million (net of taxes of $187 million), due to asset performance and an increase in the discount rate to 4.90% (December 31, 2024 – 4.60%).

2025 Fourth Quarter Suncor Energy Inc. 51

Supplemental Financial and Operating Information

Quarterly Financial Summary

(unaudited)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
($ millions, except per share amounts)	2025	2025	2025	2025	2024	2025	2024
Gross revenues	12 733	13 565	12 749	13 330	13 657	52 377	54 881
Less: Royalties	(691)	(1 013)	(758)	(1 007)	(1 126)	(3 469)	(4 192)
Operating revenues, net of royalties	12 042	12 552	11 991	12 323	12 531	48 908	50 689
Earnings (loss) before income taxes
Oil Sands	1 120	1 638	844	1 675	1 625	5 277	6 607
Exploration and Production	61	142	165	158	125	526	867
Refining and Marketing	895	878	377	672	410	2 822	2 596
Corporate and Eliminations	(69)	(441)	48	(215)	(1 070)	(677)	(1 883)
Income tax expense	(531)	(598)	(300)	(601)	(272)	(2 030)	(2 171)
Net earnings	1 476	1 619	1 134	1 689	818	5 918	6 016
Adjusted operating earnings (loss)(A)
Oil Sands	1 129	1 627	926	1 620	1 609	5 302	6 505
Exploration and Production	61	142	165	158	125	526	867
Refining and Marketing	893	894	404	667	410	2 858	2 600
Corporate and Eliminations	(249)	(255)	(318)	(229)	(200)	(1 051)	(813)
Income tax expense included in adjusted operating earnings	(509)	(614)	(304)	(587)	(378)	(2 014)	(2 275)
Total	1 325	1 794	873	1 629	1 566	5 621	6 884
Adjusted funds from (used in) operations(A)
Oil Sands	2 406	2 900	2 399	2 810	3 126	10 515	11 842
Exploration and Production	214	279	372	330	274	1 195	1 610
Refining and Marketing	1 174	1 216	615	902	638	3 907	3 538
Corporate and Eliminations	(108)	(152)	(285)	(349)	(131)	(894)	(679)
Current income tax expense	(468)	(412)	(412)	(648)	(414)	(1 940)	(2 465)
Total	3 218	3 831	2 689	3 045	3 493	12 783	13 846
Change in non-cash working capital	703	(46)	230	(889)	1 590	(2)	2 114
Cash flow provided by operating activities	3 921	3 785	2 919	2 156	5 083	12 781	15 960
Free funds flow (deficit)(A)
Oil Sands	1 393	1 902	1 290	2 061	2 185	6 646	7 502
Exploration and Production	37	97	143	121	19	398	703
Refining and Marketing	858	926	253	722	286	2 759	2 348
Corporate and Eliminations	(121)	(166)	(293)	(356)	(153)	(936)	(725)
Current income tax expense	(468)	(412)	(412)	(648)	(414)	(1 940)	(2 465)
Total	1 699	2 347	981	1 900	1 923	6 927	7 363
Per common share
Net earnings – basic	1.23	1.34	0.93	1.36	0.65	4.85	4.72
Net earnings – diluted	1.23	1.34	0.93	1.36	0.65	4.85	4.72
Adjusted operating earnings(A)(B)	1.10	1.48	0.71	1.31	1.25	4.61	5.40
Cash dividends(B)	0.60	0.57	0.57	0.57	0.57	2.31	2.22
Adjusted funds from operations(A)(B)	2.68	3.16	2.20	2.46	2.78	10.49	10.87
Cash flow provided by operating activities(B)	3.27	3.13	2.38	1.74	4.05	10.48	12.53
Free funds flow(A)(B)	1.42	1.94	0.80	1.53	1.53	5.68	5.78
Returns to shareholders
Dividends paid on common shares	719	688	697	705	713	2 809	2 803
Repurchase of common shares(C)	775	750	750	750	1 000	3 025	2 908
Total returns to shareholders	1 494	1 438	1 447	1 455	1 713	5 834	5 711
Capital expenditures (including capitalized interest)
Oil Sands	1 013	998	1 109	749	941	3 869	4 340
Exploration and Production	177	182	229	209	255	797	907
Refining and Marketing	316	290	362	180	352	1 148	1 190
Corporate and Eliminations	13	14	8	7	22	42	46
Total capital expenditures	1 519	1 484	1 708	1 145	1 570	5 856	6 483

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Presented on a basic per share basis.
(C)	Excludes taxes paid on share repurchase costs of $56 million in the fourth quarter of 2025, $48 million in the first quarter of 2025, and $104 million for the twelve months ended December 31, 2025.

See accompanying footnotes and definitions to the quarterly operating summaries.

52 2025 Fourth Quarter Suncor Energy Inc.

Supplemental Financial and Operating Information (continued)

Quarterly Financial Summary

(unaudited)

	For the twelve months ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2025	2025	2025	2025	2024
Return on capital employed (ROCE)(A)(%)	11.3	11.0	11.1	12.8	13.0

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 53

Quarterly Operating Summary

(unaudited)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
Oil Sands	2025	2025	2025	2025	2024	2025	2024
Production volumes (mbbls/d)
Total Oil Sands bitumen production	992.7	958.3	860.8	937.3	951.5	937.5	907.0
Oil Sands production volumes
Oil Sands operations – SCO, diesel and other products	361.9	370.6	280.6	361.3	357.6	343.7	345.8
Oil Sands operations – Bitumen	165.2	150.4	162.8	165.3	180.9	160.9	141.8
Syncrude – SCO, diesel and bitumen	225.0	200.7	196.5	206.0	214.9	207.1	199.5
Fort Hills – Bitumen	178.2	184.1	162.9	176.4	161.7	175.4	168.0
Inter-asset transfers and consumption	(84.9)	(93.6)	(54.4)	(118.1)	(97.6)	(87.7)	(81.3)
Total Oil Sands production volumes	845.4	812.2	748.4	790.9	817.5	799.4	773.8
Oil Sands – upgraded – net SCO and diesel
Oil Sands operations	361.9	370.6	280.6	361.3	357.6	343.7	345.8
Syncrude	224.9	200.6	187.4	206.0	214.9	204.8	198.4
Inter-asset transfers and consumption	(29.8)	(27.1)	(29.8)	(30.7)	(28.9)	(29.4)	(28.1)
Total Oil Sands – upgraded – net SCO and diesel production	557.0	544.1	438.2	536.6	543.6	519.1	516.1
Oil Sands – non-upgraded bitumen
Oil Sands operations	165.2	150.4	162.8	165.3	180.9	160.9	141.8
Fort Hills	178.2	184.1	162.9	176.4	161.7	175.4	168.0
Syncrude	0.1	0.1	9.1	—	—	2.3	1.1
Inter-asset transfers	(55.1)	(66.5)	(24.6)	(87.4)	(68.7)	(58.3)	(53.2)
Total Oil Sands – non-upgraded bitumen production	288.4	268.1	310.2	254.3	273.9	280.3	257.7
Oil Sands production volumes to market
Upgraded – net SCO and diesel	557.0	544.1	438.2	536.6	543.6	519.1	516.1
Non-upgraded bitumen	288.4	268.1	310.2	254.3	273.9	280.3	257.7
Total Oil Sands production volumes	845.4	812.2	748.4	790.9	817.5	799.4	773.8
Oil Sands sales volumes (mbbls/d)
Upgraded – net SCO and diesel	570.3	541.9	440.2	528.5	538.3	520.4	513.2
Non-upgraded bitumen	283.7	277.9	307.6	244.9	282.3	278.6	260.8
Total Oil Sands sales volumes	854.0	819.8	747.8	773.4	820.6	799.0	774.0
Oil Sands operations cash operating costs(1)(A) ($ millions)
Cash costs	1 119	1 142	1 024	1 194	1 235	4 479	4 510
Natural gas	137	51	102	123	80	413	288
	1 256	1 193	1 126	1 317	1 315	4 892	4 798
Oil Sands operations cash operating costs(1)(A) ($/bbl)*
Cash costs	23.05	23.80	25.45	25.20	24.95	24.30	25.30
Natural gas	2.85	1.05	2.50	2.60	1.60	2.25	1.60
	25.90	24.85	27.95	27.80	26.55	26.55	26.90
Fort Hills cash operating costs(1)(A) ($ millions)
Cash costs	494	511	528	514	493	2 047	1 952
Natural gas	24	9	16	24	17	73	64
	518	520	544	538	510	2 120	2 016
Fort Hills cash operating costs(1)(A) ($/bbl)*
Cash costs	30.10	30.10	35.65	32.35	33.15	31.95	31.75
Natural gas	1.50	0.55	1.10	1.50	1.10	1.15	1.05
	31.60	30.65	36.75	33.85	34.25	33.10	32.80
Syncrude cash operating costs(1)(A) ($ millions)
Cash costs	624	576	636	654	637	2 490	2 515
Natural gas	19	5	16	16	12	56	50
	643	581	652	670	649	2 546	2 565
Syncrude cash operating costs(1)(A) ($/bbl)*
Cash costs	30.15	31.15	35.60	35.25	32.20	32.95	34.45
Natural gas	0.90	0.30	0.90	0.85	0.60	0.75	0.70
	31.05	31.45	36.50	36.10	32.80	33.70	35.15

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

54 2025 Fourth Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
Oil Sands Segment Operating Netbacks(A)(B)	2025	2025	2025	2025	2024	2025	2024
Non-upgraded bitumen ($/bbl)
Average price realized	58.13	71.93	67.95	78.00	76.43	68.61	79.31
Royalties	(7.13)	(9.09)	(8.79)	(10.20)	(12.13)	(8.75)	(11.71)
Transportation and distribution costs	(6.17)	(6.65)	(6.71)	(6.87)	(7.19)	(6.59)	(6.66)
Net operating expenses	(19.65)	(19.48)	(20.69)	(19.05)	(19.65)	(19.76)	(21.22)
Operating netback	25.18	36.71	31.76	41.88	37.46	33.51	39.72

Upgraded – net SCO and diesel ($/bbl)
Average price realized	83.40	92.43	90.10	99.27	98.58	91.16	101.05
Royalties	(8.28)	(12.98)	(8.75)	(12.41)	(12.58)	(10.64)	(13.45)
Transportation and distribution costs	(3.13)	(3.67)	(3.67)	(3.03)	(3.30)	(3.37)	(3.14)
Net operating expenses	(33.51)	(31.89)	(39.90)	(36.83)	(35.31)	(35.26)	(35.48)
Operating netback	38.48	43.89	37.78	47.00	47.39	41.89	48.98

Average Oil Sands segment ($/bbl)
Average price realized	75.00	85.48	80.98	92.54	90.96	83.29	93.73
Royalties	(7.90)	(11.66)	(8.76)	(11.71)	(12.43)	(9.98)	(12.87)
Transportation and distribution costs	(4.14)	(4.68)	(4.92)	(4.26)	(4.64)	(4.49)	(4.32)
Net operating expenses	(28.90)	(27.68)	(32.00)	(31.20)	(29.92)	(29.86)	(30.68)
Operating netback	34.06	41.46	35.30	45.37	43.97	38.96	45.86

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 55

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
Exploration and Production	2025	2025	2025	2025	2024	2025	2024
Production volumes
E&P Canada (mbbls/d)	62.5	55.6	56.4	55.6	50.3	57.5	49.7
E&P International (mbbls/d)	1.1	2.2	3.3	6.7	7.2	3.3	4.1
Total production volumes (mbbls/d)	63.6	57.8	59.7	62.3	57.5	60.8	53.8

Total sales volumes (mbbls/d)	51.5	67.4	65.0	55.0	44.8	59.8	56.2

Operating netbacks(A)(B)
E&P Canada ($/bbl)
Average price realized	89.18	98.04	97.05	108.18	104.85	97.93	111.61
Royalties	(11.45)	(16.90)	(17.50)	(19.85)	(19.45)	(16.46)	(14.50)
Transportation and distribution costs	(5.86)	(5.15)	(5.45)	(4.36)	(6.59)	(5.23)	(4.23)
Operating costs	(16.74)	(18.64)	(17.90)	(20.24)	(25.29)	(18.35)	(22.06)
Operating netback	55.13	57.35	56.20	63.73	53.52	57.89	70.82

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

56 2025 Fourth Quarter Suncor Energy Inc.

Quarterly Operating Summary (continued)

(unaudited)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
Refining and Marketing	2025	2025	2025	2025	2024	2025	2024
Refined product sales (mbbls/d)	640.4	646.8	600.5	604.9	613.3	623.3	600.4
Crude oil processed (mbbls/d)	504.2	491.7	442.3	482.7	486.2	480.3	465.0
Rack forward sales volume (ML)	5 883	6 040	5 724	5 419	5 609	23 066	22 264
Utilization of refining capacity (%)	108	106	95	104	104	103	100
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	40.75	39.65	32.45	36.70	30.00	37.60	36.40
Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	45.15	39.55	34.40	38.00	30.60	39.50	37.00
Rack forward gross margin (cpl)(A)	6.85	4.35	6.15	6.45	7.35	5.95	6.50
Refining operating expense ($/bbl)(A)	6.55	6.00	6.85	6.75	6.55	6.50	6.60
Rack forward operating expense (cpl)(A)	3.10	2.65	2.80	3.15	3.45	2.95	3.25
Refining and marketing margin capture (%)(A)(B)	101	92	89	99	90	96	96

Eastern North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	135.0	131.3	121.3	130.4	127.2	129.5	118.6
Distillate	132.8	136.2	132.2	121.4	121.3	130.7	116.3
Total transportation fuel sales	267.8	267.5	253.5	251.8	248.5	260.2	234.9
Petrochemicals	4.4	3.2	4.4	7.3	9.5	4.8	10.0
Asphalt	19.5	29.7	18.5	18.7	20.8	21.6	19.1
Other	29.2	15.8	13.9	18.9	27.0	19.5	23.6
Total refined product sales	320.9	316.2	290.3	296.7	305.8	306.1	287.6
Crude oil supply and refining
Processed at refineries (mbbls/d)	242.6	243.5	231.1	236.9	232.4	238.5	213.6
Utilization of refining capacity (%)	109	110	104	107	105	107	96

Western North America
Refined product sales (mbbls/d)
Transportation fuels
Gasoline	139.0	130.8	129.8	132.4	133.1	133.0	134.7
Distillate	139.9	153.4	137.9	141.2	142.2	143.1	145.6
Total transportation fuel sales	278.9	284.2	267.7	273.6	275.3	276.1	280.3
Asphalt	9.7	15.3	12.7	6.6	11.7	11.1	11.8
Other	30.9	31.1	29.8	28.0	20.5	30.0	20.7
Total refined product sales	319.5	330.6	310.2	308.2	307.5	317.2	312.8
Crude oil supply and refining
Processed at refineries (mbbls/d)	261.6	248.2	211.2	245.8	253.8	241.8	251.4
Utilization of refining capacity (%)	107	102	87	101	104	99	103

(A)	Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP and Other Financial Measures sections of this Quarterly Report.
(B)	Refining and marketing margin capture would have been 96% for the second quarter of 2025 and 97% for the twelve months ended December 31, 2025 after adjusting for the one-time settlement of emissions compliance charges.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 57

Quarterly Operating Metrics Reconciliation

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	December 31, 2025			September 30, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 172	4 521	6 693	2 346	4 704	7 050
Other income	25	52	77	70	36	106
Purchases of crude oil and products	(582)	(48)	(630)	(495)	(23)	(518)
Gross realization adjustment(2)	(98)	(151)		(81)	(108)
Gross realizations	1 517	4 374		1 840	4 609
Royalties	(186)	(434)	(620)	(232)	(648)	(880)
Transportation and distribution	(161)	(165)	(326)	(170)	(183)	(353)
Operating, selling and general (OS&G)	(565)	(1 983)	(2 548)	(538)	(1 791)	(2 329)
OS&G adjustment(3)	52	226		40	200
Net operating expenses	(513)	(1 757)		(498)	(1 591)
Operating netback	657	2 018		940	2 187
Sales volumes (mbbls)	26 102	52 472		25 567	49 856
Operating netback per barrel	25.18	38.48		36.71	43.89

	June 30, 2025			March 31, 2025
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	2 718	3 722	6 440	2 285	4 856	7 141
Other (loss) income	(56)	(2)	(58)	41	57	98
Purchases of crude oil and products	(763)	(50)	(813)	(572)	(37)	(609)
Gross realization adjustment(2)	3	(62)		(35)	(154)
Gross realizations	1 902	3 608		1 719	4 722
Royalties	(246)	(350)	(596)	(225)	(590)	(815)
Transportation and distribution	(188)	(147)	(335)	(151)	(145)	(296)
OS&G	(644)	(1 712)	(2 356)	(451)	(1 941)	(2 392)
OS&G adjustment(3)	65	114		31	189
Net operating expenses	(579)	(1 598)		(420)	(1 752)
Operating netback	889	1 513		923	2 235
Sales volumes (mbbls)	27 989	40 055		22 041	47 567
Operating netback per barrel	31.76	37.78		41.88	47.00

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 2025 Fourth Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	December 31, 2024
	Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands
Quarter ended	Bitumen	Diesel	Segment
Operating revenues	2 682	4 979	7 661
Other income	30	4	34
Purchases of crude oil and products	(695)	(53)	(748)
Gross realization adjustment(2)	(32)	(48)
Gross realizations	1 985	4 882
Royalties	(315)	(624)	(939)
Transportation and distribution	(187)	(163)	(350)
OS&G	(551)	(1 894)	(2 445)
OS&G adjustment(3)	41	144
Net operating expenses	(510)	(1 750)
Operating netback	973	2 345
Sales volumes (mbbls)	25 973	49 519
Operating netback per barrel	37.46	47.39

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Oil Sands Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	December 31, 2025			December 31, 2024
	Non-	Upgraded –		Non-	Upgraded –
	Upgraded	Net SCO and	Oil Sands	Upgraded	Net SCO and	Oil Sands
Year ended	Bitumen	Diesel	Segment	Bitumen	Diesel	Segment
Operating revenues	9 521	17 803	27 324	9 924	19 336	29 260
Other income	80	143	223	142	34	176
Purchases of crude oil and products	(2 412)	(158)	(2 570)	(2 371)	(188)	(2 559)
Gross realization adjustment(2)	(211)	(475)		(130)	(199)
Gross realizations	6 978	17 313		7 565	18 983
Royalties	(889)	(2 022)	(2 911)	(1 118)	(2 527)	(3 645)
Transportation and distribution	(670)	(640)	(1 310)	(636)	(589)	(1 225)
OS&G	(2 198)	(7 427)	(9 625)	(2 320)	(7 108)	(9 428)
OS&G adjustment(3)	188	729		295	441
Net operating expenses	(2 010)	(6 698)		(2 025)	(6 667)
Operating netback	3 409	7 953		3 786	9 200
Sales volumes (mbbls)	101 699	189 950		95 447	187 844
Operating netback per barrel	33.51	41.89		39.72	48.98

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Impact of inventory write-down is excluded until product is sold.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 59

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	December 31, 2025			September 30, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	415	35	450	588	77	665
Royalties	(53)	(18)	(71)	(101)	(32)	(133)
Transportation and distribution	(26)	(2)	(28)	(30)	(2)	(32)
OS&G	(91)	(36)	(127)	(115)	(34)	(149)
Non-production costs(6)	13			3
Operating netback	258			345
Sales volumes (mbbls)	4 642			5 998
Operating netback per barrel	55.13			57.35

	June 30, 2025			March 31, 2025
	E&P		E&P	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	545	120	665	470	259	729
Royalties	(98)	(64)	(162)	(86)	(106)	(192)
Transportation and distribution	(32)	(4)	(36)	(19)	(3)	(22)
OS&G	(105)	(20)	(125)	(95)	(25)	(120)
Non-production costs(6)	5			7
Operating netback	315			277
Sales volumes (mbbls)	5 619			4 344
Operating netback per barrel	56.20			63.73

	December 31, 2024
	E&P		E&P
Quarter ended	Canada	Other(4)(5)	Segment
Operating revenues	363	279	642
Royalties	(67)	(120)	(187)
Transportation and distribution	(23)	(3)	(26)
OS&G	(96)	(28)	(124)
Non-production costs(6)	9
Operating netback	186
Sales volumes (mbbls)	3 464
Operating netback per barrel	53.52

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 2025 Fourth Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Exploration and Production Operating Netbacks(A)(B)

($ millions, except per barrel amounts)

	December 31, 2025			December 31, 2024
	E&P		E&P	E&P		E&P
Year ended	Canada	Other(4)(5)	Segment	Canada	Other(4)(5)	Segment
Operating revenues	2 018	491	2 509	2 127	671	2 798
Royalties	(338)	(220)	(558)	(276)	(271)	(547)
Transportation and distribution	(107)	(11)	(118)	(81)	(8)	(89)
OS&G	(406)	(115)	(521)	(454)	(70)	(524)
Non-production costs(6)	28			33
Operating netback	1 195			1 349
Sales volumes (mbbls)	20 603			19 095
Operating netback per barrel	57.89			70.82

(A)	Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 61

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

($ millions, except as noted)

	Quarter Ended					Twelve Months Ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
Refining and marketing gross margin reconciliation	2025	2025	2025	2025	2024	2025	2024
Operating revenues	7 648	8 085	7 310	7 628	7 547	30 671	31 341
Purchases of crude oil and products	(5 657)	(6 208)	(5 969)	(5 922)	(6 123)	(23 756)	(24 915)
	1 991	1 877	1 341	1 706	1 424	6 915	6 426
Other income (loss)	25	25	18	(12)	58	56	255
Non-refining and marketing margin(7)	(15)	14	14	(13)	(56)	—	(112)
Refining and marketing gross margin – FIFO(A)	2 001	1 916	1 373	1 681	1 426	6 971	6 569
Refinery production (mbbls)(8)	49 091	48 326	42 282	45 798	47 519	185 497	180 356
Refining and marketing gross margin – FIFO ($/bbl)(A)	40.75	39.65	32.45	36.70	30.00	37.60	36.40
FIFO and risk management activities adjustment	215	(5)	82	60	29	352	107
Refining and marketing gross margin – LIFO(A)(B)	2 216	1 911	1 455	1 741	1 455	7 323	6 676
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	45.15	39.55	34.40	38.00	30.60	39.50	37.00

Rack forward gross margin
Refining and marketing gross margin – FIFO(A)	2 001	1 916	1 373	1 681	1 426	6 971	6 569
Refining and supply gross margin	(1 597)	(1 653)	(1 022)	(1 331)	(1 014)	(5 603)	(5 119)
Rack forward gross margin(A)(9)	404	263	351	350	412	1 368	1 450
Sales volume (ML)	5 883	6 040	5 724	5 419	5 609	23 066	22 264
Rack forward gross margin (cpl)(A)	6.85	4.35	6.15	6.45	7.35	5.95	6.50

Refining and rack forward operating expense reconciliation
Operating, selling and general	650	602	578	609	653	2 439	2 466
Less: Rack forward operating expense(A)(10)	184	160	161	171	195	676	720
Less: Other operating expenses(11)	144	153	128	130	147	555	557
Refining operating expense(A)	322	289	289	308	311	1 208	1 189
Refinery production (mbbls)(8)	49 091	48 326	42 282	45 798	47 519	185 497	180 356
Refining operating expense ($/bbl)(A)	6.55	6.00	6.85	6.75	6.55	6.50	6.60
Sales volume (ML)	5 883	6 040	5 724	5 419	5 609	23 066	22 264
Rack forward operating expense (cpl)(A)	3.10	2.65	2.80	3.15	3.45	2.95	3.25

(A)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP and Other Financial Measures section of this Quarterly Report.
(B)	Refining and marketing gross margin – LIFO excludes the impact of risk management activities.
(C)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 2025 Fourth Quarter Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)

(unaudited)

Refining and Marketing

Suncor custom 5-2-2-1 index(A)(12)

(US$/bbl, except as noted)		Quarter Ended					Twelve Months Ended
		Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Dec 31	Dec 31
(average for the three months and twelve months ended)		2025	2025	2025	2025	2024	2025	2024
WTI crude oil at Cushing		59.15	64.95	63.70	71.40	70.30	64.75	75.70
SYN crude oil at Edmonton		57.85	66.30	64.70	69.05	71.15	64.45	75.10
WCS at Hardisty		47.95	54.55	53.50	58.75	57.75	53.65	61.00
New York Harbor 2-1-1 crack(B)		29.90	29.95	25.90	21.05	18.80	26.75	22.90
Chicago 2-1-1 crack(B)		21.50	26.40	22.05	14.65	13.85	21.15	17.95

Product value
New York Harbor 2-1-1 crack(C)	40%	35.60	37.95	35.85	37.00	35.65	36.60	39.45
Chicago 2-1-1 crack(D)	40%	32.25	36.55	34.30	34.40	33.65	34.35	37.45
WTI	20%	11.85	13.00	12.75	14.30	14.05	12.95	15.15
Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.75	5.75
		86.20	92.50	87.90	92.20	89.85	89.65	97.80

Crude value
SYN	40%	23.15	26.50	25.90	27.60	28.45	25.80	30.05
WCS	40%	19.20	21.80	21.40	23.50	23.10	21.45	24.40
WTI	20%	11.85	13.00	12.75	14.30	14.05	12.95	15.15
		54.20	61.30	60.05	65.40	65.60	60.20	69.60
Suncor custom 5-2-2-1 index		32.00	31.20	27.85	26.80	24.25	29.45	28.20
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		44.65	42.95	38.55	38.45	33.95	41.15	38.65

(A)	The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.
(B)	2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.
(C)	Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.
(D)	Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

2025 Fourth Quarter Suncor Energy Inc. 63

Operating Summary Information

Non-GAAP and Other Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, free funds flow, measures contained in return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and, refining and marketing margin capture and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective Quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Report). Adjusted funds from (used in) operations, free funds flow and measures contained in ROCE are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, refining and marketing margin capture, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report, as applicable. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.

Oil Sands Operating Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Operating Netbacks

E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)Cash operating costs are calculated by adjusting Oil Sands segment operating, selling and general expense for non-production costs and excess power capacity. Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production versus the cost of purchase. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production. Excess power capacity represents excess power revenue from cogeneration units that is recorded in operating revenues. Oil Sands operations excess power capacity and other also includes, but is not limited to, the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor. Oil Sands operations, Fort Hills and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.
(2)Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.
(3)Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated from cogeneration units and sold that is recorded in operating revenue.
(4)Reflects other E&P assets, such as Libya, for which netbacks are not provided.
(5)Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.
(6)Reflects adjustments for general and administrative costs not directly attributed to production.
(7)Reflects adjustments for intersegment marketing fees.
(8)Refining production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustment for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.
(9)Rack forward operating revenues, other income less purchases of crude oil and products.
(10)Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.
(11)Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.
(12)The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

64 2025 Fourth Quarter Suncor Energy Inc.

Explanatory Notes

*	Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
cpl	–	cents per litre
ML	–	million litres
WTI	–	West Texas Intermediate
SYN	–	Synthetic crude oil benchmark
WCS	–	Western Canadian Select

Metric Conversion

1 m3 (cubic metre) = approximately 6.29 barrels

2025 Fourth Quarter Suncor Energy Inc. 65